82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02026449

REGISTRANT'S NAME Isras Investment Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 11 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3243 FISCAL YEAR 12-31-99

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 2-8-02

82-3243

ISRAS INVESTMENT COMPANY LTD.

AR/S
12-31-99

02 FEB -8 AM 8:09

1999

Annual Report

SRAS INVESTMENT COMPANY LTD. ישרס חברה להשקעות בע"מ

7, HAMERED ST, P.O.BOX 50140 TEL-AVIV 61500 FAX: 03-5103667 .פקס TEL: 03-5103651 .תל-אביב, רח' המרד 27, ת.ד. 50140 ת"א 61500; טל
HAIFA & NORTH BRANCH: 82, BEN GURION ST. KIRIAT MOTZKIN, FAX: 04-8758949 .פקס TEL: 04-8755868 .סניף חיפה והצפון: קרית מוצקין, רח' בן גוריון 82, טל

DIRECTORS REPORT FOR 1999

A. THE COMPANY AND ITS BUSINESS ENVIRONMENT

Isras is one of the veteran public companies in Israel that leases buildings. The Company is engaged in the initiation, planning, construction and management of industrial buildings and warehouses, industrial parks for high-tech industries and commercial centers.

Isras is also engaged in the construction of residential units for sale throughout Israel by its subsidiary "Rassco" Rural and Suburban Settlement Co. Ltd. ("Rassco") (100%).

The Israeli real estate market had been in a multi year process of successive growth (both in the construction of industrial and commercial buildings and in the construction of residential units) which was reflected by the significant increase in the scope of projects, selling prices and rental fees. In 1996, however, there was a change in this trend and, in 1997 - 1999, the change worsened. According to the situation at present, there has been a material decline in the scope of construction and sale of residential units along with a decline in prices. In the sector of construction and lease of industrial buildings, in certain sites there is a supply surplus that may increase upon completion of projects in process and that causes pressure on the leasing prices.

In recent years, Isras investments in the field of profit bearing assets were reduced significantly, and focused mainly on the development of J.T.P. (see below) and in the expansion of existing assets owned by Isras, in 1999, the Group commenced to examine several projects for acquisition. In December 1999, Isras Group acquired YMCA area in Jerusalem (see f. below). At present state of the market, Isras Group intends to intensify its activities in the area of acquisitions, subject to market conditions and financing opportunities.

The Isras Group operates directly and by its subsidiaries and affiliates. Below are details regarding the major segments of operations in 1999:

1. **Investments in profit bearing assets:**

During 1999, Isras Group (excluding Rassco, see below) invested approximately NIS 67.6 million in properties and fixed assets.

The main projects in which the Group invested during the reported year are as follows:

- The Jerusalem Technological Park ("J.T.P") - upon the completion of the construction of buildings Nos. 1, 4, 5 and 98 of a gross buildings area of some 47 thousand sq. m. (and parking area of some 21 thousand sq. m.). In 1999, the construction focused in the main building of the project, building No. 23, which is a tower with a total area of some 20,000 sq. m. (and parking area of some 20,000 sq. m.). In 2000, the construction of the building's structure and the commencement of the adjustment stage are expected as well as the commencement of the construction of building No. 6 (in the main area of some 13,500 sq. m.).

  At the date of the issuance of the report, 95% of the leased areas are leased and as for the remaining areas, negotiations are held. The investment in this project, during the reported year, totaled some NIS 38.7 million.

- Har-Hahotzvim project in Jerusalem - a joint venture, in which Isras is constructing an additional building with a main area of some 20,000 sq. m., as well as an underground parking area of some 29,000 sq. m. (which will serve all of the buildings included in the project). In addition, the Company intends to request for the designation of adjacent land, which will enable the construction of some additional 16,000 sq. m. and, principally will enable the construction of a building of 16 stories which will mark the entrance to Har Hahotzvim. The Local Committee has approved this plan. The investment in this project (Isras's share), during the reported year, totaled some NIS 19.8 million.

- Rav Mad - shopping center at Kiryat Motzkin - Isras constructed an addition to the shopping center of some 4,250 sq. m. (main area) and additional some 1,250 sq. m. of service area. The investment in this project, during the reported year, totaled some NIS 4.8 million.

2. **Operation of assets:**

The trend of supply surplus and the decline in the prices in the property leasing market in Israel, as mentioned in the Directors' Report for 1998, worsened in 1999. At present, it is difficult to locate tenants for the newly constructed vacant areas and for the previously constructed areas which became vacant.

In 1999, revenues from fees from rentals, property management and the operation of a parking lot totaled NIS 65 million and maintained their level, compared to 1998. Simultaneously, maintenance expenses increased by almost 15% (mainly depreciation).

Below is a summary relating to the profit bearing assets, their cost and the revenues therefrom:

	1999					1998
	Total area (sq. m.)	Occupancy (%)	Occupancy (%)	Adjusted depreciated cost	Revenues from lease fees	Revenues from lease fees
				NIS in thousands		
Commercial area	17,670	85%	85%	136,992	13,480	12,929
Office premises	10,412	84%	86%	48,690	6,146	7,275
Industrial buildings and workshops	77,521	88%	87%	84,027	18,087	18,203
Parking lot	10,600	100%	100%	24,752q	2,507	2,945
J.T.P. (including initial difference)	40,388	79%	95%	160,014	21,456	18,738
	156,591	86%	90%	454,475	61,676	60,090
Revenues from management and maintenance of assets					3,503	4,442
					65,179	64,532

3. **Sale of properties:**

On December 28, 1999, the Company and Osif Investments and Development Ltd. signed an agreement for the sale of Isras share (50%) in Nofei Yam area (Yadlin House). The sales proceeds amounted to $ 21.5 million. Following the sale, Isras recorded a pre-tax gain of $ 6.9 million.

In March 1999, Isras sold a property in Haifa in consideration for NIS 1.7 million, with a gain of NIS 1.5 million.

4. **Planning and development:**

During the reported year, Isras promoted the planning status of the following projects:

The President Hotel - Jerusalem - according to the approved plans, the overall scope of construction of exclusive residential units totals 7,275 sq. m. Isras share in this project is 50%. The partners examine the possibility of changing the town planning schemes and increasing the building rights.

Kiryat Yovel - Jerusalem - Isras handles the new planning of the shopping center at Kiryat Yovel. Isras intends to establish a modern project that includes a shopping center, residential buildings and a parking lot.

The Greek Settlement - Jerusalem - Isras presented new town planing schemes with the intention of establishing a residential project.

Or Yehuda - agricultural land - The Or Yehuda Municipality and the Israel Lands Authority are promoting town planing schemes for two plots of agricultural land owned by Isras for many years. The total planned area is some 450 dunam. At this stage, it is difficult to assess the utilization of the property. Isras share is 50%.

Tiberias - Isras handles the planning of a shopping center. At the first stage, Isras intends to establish a building of 2,000 sq. m.

5. **Neve Aviv Club (Kfar Shmaryahu) Ltd.** ("The Club"):

The occupancy rate at the Club has improved, compared to 1998 and, accordingly, a contribution of approximately NIS 3.2 million is recorded from this activity, compared to a contribution of NIS 1.5 million in 1998.

6. **Rassco Rural and Suburban Settlement Co. Ltd.:**

Following an aggregated response of over 90% to the tender offers for Rassco shares published by the Company, on March 25, 1999, the Company published an announcement pursuant to section 236 to the Companies Ordinance whereby the Company announces to all of Rassco shareholders who did not respond to the tender offers published by the Company, of its intention to acquire all of the shares held by them.

On April 25, 1999, the owner of 167 shares in Rassco ("the petitioner") filed a motion with the Tel-Aviv-Jaffa District Court, where he requests that the Court will grant declaratory relief according to which the tender offered by the Company for the purchase of Rassco shares, is null and void and will grant a temporary injunction according to which the Company and Rassco will not act pursuant to the tender offer. The Court rejected the motion for a temporary injunction. In view of the aforementioned, Isras completed the purchase of all of Rassco shares excluding the petitioner's shares. Subsequent to the purchase, the Company holds in 99.64% of Rassco's shares.

During February 2000, Isras and the petitioner signed on an agreement for striking out the opening motion and all the related proceedings which were requested by the petitioner and Isras waived on the related fees. Pursuant to the mentioned agreement, Isras purchased from the petitioner the ownership to all 167 of Rassco shares in the nominal amount, as the remaining Rassco shares were purchased from the public in the period from July 1999 until December 1999, i.e. NIS 1,400 per NIS 100 par value.

Subsequent to the purchase, as aforementioned, Isras holds in 100% of the ownership and control over Rassco.

According to the decision of the Directorate of the Stock Exchange of August 5, 1999, Rassco's shares were delisted on September 15, 1999. Following the delisting of shares, Rassco ceased to publish its financial statements.

Rassco operates some 13 projects throughout the country (including commercial sites) in which about 300 residential units are being built.

Following are data pertaining to the main projects in progress as of December 31, 1999 (NIS in thousands):

	Site	Number of units under construction	Inclusive monetary scope	Percentage of engineering performance	Cost (including land)	Advances received	Scheduled year of completion
1	Shavei Zion Building 17-19 (1)	64	11,000	75	7,684	5,078	2000
2	Jerusalem - Beth Hacerem (1)	34	12,000	85	10,470	4,344	2000
3	Jerusalem - Beth Hacerem (1)	34	12,000	40	8,183	556	2000
4	Naharia - Ein Shara (1)	20	8,800	5	621	-	2001
5	Jerusalem - Alenby Camp (1)	23	11,000	70	8,769	3,950	2000
6	Jerusalem - Alenby Camp (1)	24	11,500	10	5,443	693	2001
7	Haifa - Nativ Hen	78	45,000	60	25,675	2,949	2000
8	Tivon D stage B	12	10,000	30	2,732	-	2000
9	Atlit- Hofit	8	6,200	70	4,473	1,216	2000
10	Rishon Letzion - Cramim Building 5	26	20,000	40	10,996	774	2000
11	Rishon Letzion - Cramim Buildings 4	30	20,000	30	9,234	2,151	2001
12	Ashdod - private houses	8	5,500	60	1,575	-	2000
13	Be'er Sheva - trade and offices - Stage B (2)	3,700 sq.m.	23,000	80	7,999	990	2000
	Total				103,854	22,701	

(1) In these projects Rassco operates with other partners. The financial data refers to Rassco share only, for projects Nos. 1 - 3 Rassco share is 1/3 and for projects Nos. 4 and 6 Rassco share is 1/2.

(2) The most of the project was sold. The results are expected to be carried in the first quarter of 2000.

Rassco posses inventory of land of 700 units available for construction, some 500 units not available and several projects not available for industry, hotels and agriculture.

For already two years, due to the market's condition, the construction share in certain projects was reduced and in others a division was made following gradual completion. This state may endure as long as the present situation in the construction segment prevails.

Over the recent two years, Rassco has minimized the acquisition of land. At present, it is examining over again the acquisitions in regions of demand (refer to YMCA Project, section f. below).

For the reported year, total revenues, using the percentage of completion method (see below), amounted to approximately NIS 170.9 million, compared to NIS 103 million in the corresponding period in the prior year.

Cost of sales during the reported period amounted to NIS 135 million, compared to NIS 75.4 million in the corresponding period in the prior year and the gross profit totaled NIS 35.8 million, compared to NIS 27.6 million in the corresponding period in the prior year.

Following are data pertaining to the cost and the gross profit:

Projects	Revenues	Costs	Gross profit	Carried to the income statement for the first time
Haifa - Yad Lebanim (80)	31.4	27.6	3.8	Second quarter
Naharia - Neot Ela (12)	9.8	6.9	2.9	Second quarter
Naharia - Nofei Yam (30/3)	7.5	4.9	2.6	Second quarter
Be'er Sheva - Offices Wing A	27	21.7	5.3	Third quarter
Ashdod - private houses (8)	5.4	3.3	2.1	Third quarter
Rishon Letzion - Buildings 6,7 (56)	40.6	35.1	5.5	Fourth quarter
Acre (13)	6.9	5.3	1.6	Fourth quarter
Tivon (12)	9.3	7.3	2.0	Fourth quarter
Shavei Zfon 7-10 (64/3)	8.4	6.8	1.6	Fourth quarter
Sale of inventory and others	24.6	16.1	8.5	First - fourth quarter
	170.9	135	35.9	

The results of operations from construction activities are included in the financial statements using the percentage of completion method, where revenues are recognized upon the completion of the project and the sale of significant part thereof. This accounting method results in material fluctuations in the results of operations presented in Rassco's statements and does not properly reflect the economic activity.

In September 1999, the Israeli Accounting Standards Institute published Accounting Standard No. 2. As a result of the application of the Standard, the results from projects will be reported on a current basis and not only upon the sale of a significant part of the project. In 2000, the anticipated income from operations is expected to be higher relative to the income that would have been reported according to generally accepted accounting principles since the new principles tend to recognize revenues from project at an earlier stage (see Note 2d. to the financial statements).

B. BALANCE SHEET

As of December 31, 1999, total balance sheet amounts to NIS 1,011 million, compared to NIS 1,024 as of December 31, 1998.

Among balance sheet items, we wish to especially point out the increase in fixed assets in the amount of approximately NIS 63.9 million and, correspondingly, the increase in current liabilities in the amount of approximately NIS 107.7 million and the decrease in long-term liabilities in the amount of approximately NIS 17.4 million.

Total shareholders' equity amounts to approximately NIS 436 million and, net of shares held by a subsidiary and a receivable on account of shares, it amounts to approximately NIS 337 million. Shareholders' equity amounts to approximately 31% - 36% of the total balance sheet, subject to the method in which the shares held by the subsidiary is approached.

C. LIQUIDITY AND SOURCES OF FINANCE

Investments made during the year in establishing profit bearing assets, acquisition of land, construction by Rassco, etc. were financed by Isras's liquid sources, by bank borrowings and by investment grants.

The sources of external finance of Isras Group are debentures issued by Isras and bank loans, as detailed below:

	Recorded value (NIS in thousands)	Annual interest (%)	Average redemption years
Debentures (marketable):			
Series B	28,753	2.6	0.75
Series C	(* 51,249	2.2	2.1
	80,002		
Less - current maturities	(34,577)		
	45,425		
Less - bond discount	(746)		
	44,679		
Long-term loans:			
Banks - linked to Israeli CPI	346,883	5.9	1.75
Banks - linked to foreign currency	59,428	2	0.75
	406,311		
Less - current maturities	(128,969)		
	277,342		
Total long-term loans	322,021		
Short-term credit (including current maturities and discount)	308,391		
	630,412		

*) Net of debentures held by subsidiary in the amount of NIS 2.8 million.

Total long-term financing (including current maturities and excluding discount) amount NIS 486 million, at average interest rate of 4.5%.

D. RESULTS

Below are details of excess of revenues over expenses in the major segments of operations, i.e. operation of properties for leasing, operation of Neve Aviv Club (Kfar Shmaryahu) Ltd., sale of assets and Rassco (mainly construction for dwelling).

Consolidated statements of income
Adjusted to the NIS of December 1999 (in thousands)

	1-3/99	4-6/99	7-9/99	10-12/99	Total 1999	Total 1998
Net revenues from profit bearing assets:						
Revenues	15,870	15,922	16,396	16,991	65,179	64,533
Maintenance expenses	5,859	5,873	6,232	6,720	24,684	21,425
	10,011	10,049	10,164	10,271	40,495	43,108
Operation of old age home::						
Revenues	3,235	3,164	3,192	3,632	13,223	11,348
Expenses	2,557	2,398	2,353	2,760	10,068	9,858
	678	766	839	872	3,155	1,490
Sale of assets and inventory of land:						
Revenues	1,706	-	59	89,695	91,460	4,202
Cost of sales	201	-	1	60,917	61,119	2,084
	1,505	-	58	28,778	30,341	2,118
Rassco (mainly construction for dwelling):						
Revenues	5,735	47,256	41,543	76,321	170,855	102,983
Cost of sales (including initial difference)	3,915	40,261	31,545	61,788	137,509	76,438
	1,820	6,995	9,998	14,533	33,346	26,545
	14,014	17,810	21,0959	54,454	107,337	73,261
General and administrative expenses	6,080	5,866	5,452	3,787	21,185	22,897
Financial expenses, net	9,156	6,137	11,542	10,976	37,811	31,732
	15,236	12,003	16,994	14,763	58,996	54,629
	(1,222)	5,807	4,065	39,691	48,341	18,632
Other income, net	1,056	478	84	422	2,040	679
	(166)	6,285	4,149	40,113	50,381	19,311
Taxes on income (tax benefits)	(780)	2,186	731	15,404	17,541	6,642
	614	4,099	3,418	24,709	32,840	12,669
Minority interest in earnings of subsidiaries, net	(348)	(550)	(322)	(487)	(1,707)	(1,492)
Net income for the period	266	3,549	3,096	24,222	31,133	11,177

The Group's general and administrative expenses decreased by approximately 7.5%, compared to the corresponding period in the prior year.

The consolidated financial expenses in 1999 amounted to approximately NIS 37.8 million, compared to approximately NIS 31.7 million in 1998. The financial expenses were mainly effected by the high real interest rate on financing in NIS on the background of a negative inflation, erosion in the known index and the increase in value of loans in foreign currency.

During 1999, the Company recorded a gain on the sale of assets and inventory of land of approximately NIS 30.3 million, compared to approximately NIS 2.1 million in 1998.

The total consolidated pre-tax income was approximately NIS 50.4 million, compared to income of NIS 19.3 million in 1998.

The net income for 1999 totaled approximately NIS 31.1 million, compared to income of approximately NIS 11.2 million in 1998.

E. EQUATE RIGHTS TO THE COMPANY'S SHARES

In March 1999, the Company's Board of Directors decided to take the necessary actions for executing an arrangement between the Company and its shareholders ("the arrangement") pursuant to section 233 of the Companies Ordinance to equate the rights to the Company's shares so that the Company's entire share capital will be consolidated into one class of Common shares of NIS 1 par value each ("NIS 1 shares"), by splitting each of the Company's Common shares of NIS 5 par value into five NIS 1 shares.

The equate rights was carried out while compensating the holders of NIS 1 shares. In determining the amount of the compensation, the Board adopted the opinion and recommendations of Giza Economic Consulting and Financial Management (1988) Ltd. ("Giza"), which were approved by the Company's audit committee, and it was determined that the holders of NIS 1 shares will be compensated at the rate of 8.8% of the capital subsequent to the allocation in respect of the decrease in their voting power due to the equalizing of rights by the allocation of bonus shares at the rate of 16.4% to the holders of NIS 1 shares.

On August 30, 1999, the arrangement was approved in all five meetings of the Company's shareholders and on November 3, 1999 the Court issued a decree which approves the arrangement. The record date of the bonus shares was determined as November 9, 1999.

Subsequent to the implementation of the arrangement and the corresponding allocation of shares, the Company's total issued and outstanding share capital is composed of 4,748,995 Common shares of NIS 1 par value each.

F. YMCA PROJECT

On December 23, 1999, Isras Group have entered into an agreement with YMCA of the U.S.A., the owners to the rights in the area within the streets: King David, Washington and Lincoln in Jerusalem which is known as YMCA area.

In the area there are buildings (mainly a hotel, sports facilities and a concert hall) and additional building permits according to approved town planning schemes. The additional building permits are in the scope of main area of some 32,000 sq. m. which are designated primarily for housing, hotel, offices and commerce. The town planning schemes also contain a parking lot for some 900 vehicles, sports and spa center and a commercial foreground.

Pursuant to the agreement, Isras Group will be conferred leasehold rights for 150 years in respect of that part of the area on which main area of some 32,000 sq. .m. will be built, as aforementioned. In addition, the buyer will be entitled to all the unutilized building permits of the area leased to it.

The proceeds which will be paid by Isras Group include $ 9 million in cash and $ 5.5 million in payments ($ 4.5 million capitalized as of balance sheet date) and Isras Group will also built for the sellers the sports and spa center, the commercial foreground and 400 parking places of the mentioned parking lot at the estimated cost of $ 22 million ($ 16.5 million capitalized as of balance sheet date). If the sales revenues for the project exceed an amount which was determined by the parties, the sellers will be paid an addition amount which will be computed as a percentage of the amount which exceeds the amount which was determined by the parties for that purpose.

The cash payment is expected to be made during March 2000. Commencement of construction is anticipated in 2001.

G. REPORT REGARDING THE EXPOSURE TO MARKET RISKS AND THE MANNER OF THEIR MANAGEMENT

1. Name of the responsible officer:

The officer responsible for the management of market risks is Mr. Ilan Toker, CPA, the Company's comptroller.

2. A detailed description of the market risks to which the corporation is exposed:

Isras Group is engaged in the initiation, planning, construction and management of industrial buildings and warehouses, industrial parks for high-tech industries, commercial centers, and in the initiation of the construction of residential units for sale throughout Israel. As a result of the nature of its businesses, the Group is exposed to market risks in respect of the fluctuations in the building input index and in the Israeli CPI. Generally, the Group enters into contracts that are denominated in and linked to the Israeli CPI.

Most of the Group liabilities are linked to the Israeli CPI, in part linked to foreign currency and in part unlinked. Accordingly, the Group is exposed to fluctuations in foreign currencies and to changes in the interest on borrowing in NIS. The Group is also exposed to modifications in external factors such as the state of the Israeli real estate marketplace and the state of the Israeli marketplace in general.

The Company estimates that the exposure to financial risks is immaterial and can not have a material impact on its business results.

3. The corporation policy of the management of market risks:

Based on current exposure level, the Company estimates that it is irrelevant to apply derivative instruments to hedge market risks.

4. Control system and policy application:

The Company's Board approves the execution of investments of considerable amounts and authorizes management to execute investments within pre-determined amounts. Decisions regarding the manner of financing is made by management and approved by the Board.

Company management estimates that, for the reported period, the Group did not derive substantial losses or gains as a result of market risks.

H. REPORT ON THE PREPARATIONS FOR SOLVING THE PROBLEM OF YEAR 2000 ISSUE

To the Company's management best knowledge and based on examinations made, the transition to the Year 2000 was carried out without failures and without impact on the Company.

1. Details regarding the plans for the preparations for solving the problem of the Year 2000 Issue - *no change in relation to the annual report for 1998.*

2. The preparations expenses for solving the Year 2000 Issue - *unchanged.*

3. Personnel - *unchanged.*

4. Professional support - *unchanged.*

5. Progress evaluation - *commencing December 1999, the Company is operating in the form of the Year 2000.*

6. Compliance with timetable - *the Company has complied with the timetable that it has set itself.*

7. Plans for systems failure - *unchanged.*

8. Third parties systems - *unchanged.*

Shlomo Eisenberg Chairman of the Board of Directors and Chief Executive Officer	**Yair Lerman** General Manager

March 15, 2000

\\Kost_3\sys\LANIR\1724\OTR\99\EDIR12.DOC

ISRAS INVESTMENT COMPANY LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 1999

ADJUSTED TO NIS OF DECEMBER 1999

INDEX

	Page
Report of Independent Auditor	2
Balance Sheets - Consolidated and the Company	3 - 4
Statements of Income - Consolidated and the Company	5
Statements of Changes in Shareholders' Equity	6
Statements of Cash Flows - Consolidated and the Company	7 - 11
Notes to Financial Statements	12 - 66
Appendix to Financial Statements - List of Subsidiaries	67 - 68

- - - - - - - - - - - - - -

ERNST & YOUNG

- Kost Forer & Gabbay
2 Kremenetski St.
Tel-Aviv 67899, Israel

- Phone: 972-3-6232525
Fax: 972-3-5622555

REPORT OF INDEPENDENT AUDITOR

To the Shareholders of

ISRAS INVESTMENT COMPANY LTD.

We have audited the accompanying balance sheets of Isras Investment Company Ltd. ("the Company") as of December 31, 1999 and 1998 and the consolidated balance sheets as of those dates and the related statements of income, changes in shareholders' equity and cash flows - the Company and the consolidated - for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries which statements reflect total assets constituting approximately 30.9% and 37.2% as of December 31, 1999 and 1998, respectively, and total revenues constituting approximately 57.2%, 58.69% and 61.58% of the related consolidated totals for the years ended December 31, 1999, 1998 and 1997, respectively. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the data included for these subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements present fairly, in all material respects, the financial position - the Company and the consolidated - as of December 31, 1999 and 1998, and the results of operations, changes in shareholders' equity and cash flows - the Company and the consolidated - for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in Israel. Furthermore, in our opinion, the aforementioned financial statements comply with the requirements of the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

As explained in Note 2, the aforementioned financial statements are presented in adjusted values according to the changes in the general purchasing power of Israeli currency, as required by Statements of the Institute of Certified Public Accountants in Israel.

Tel-Aviv, Israel
March 15, 2000

KOST FORER & GABBAY
A Member of Ernst & Young International

BALANCE SHEETS

Adjusted to the NIS of December 1999

	Note	Consolidated December 31, 1999	Consolidated December 31, 1998	The Company December 31, 1999	The Company December 31, 1998
		Adjusted NIS in thousands			
ASSETS					
CURRENT ASSETS:					
Cash and cash equivalents	2h	5,742	5,984	14	3
Short-term bank deposits		2,674	5,156	621	636
Short-term investments and loans	3	-	2,114	-	2,114
Trade receivables	4	11,038	9,144	158	163
Other accounts receivable	5	105,720	15,757	46,059	4,007
Inventories of land	6	30,098	52,918	-	-
Buildings under construction and inventories of buildings, net	7	128,858	129,196	-	-
		284,130	220,269	46,852	6,923
LAND AND LAND RIGHTS	8	167,639	170,901	-	-
INVESTMENTS:					
Properties for leasing, net	9a	454,475	427,087	22,554	22,841
Properties for leasing under construction, net	9b	122,682	96,579	-	171
Land, land rights and orchards	10	5,627	41,882	1,218	1,206
Investments in investees	11	-	-	587,664	582,663
Other investments	12	21,181	21,036	-	-
		603,965	586,584	611,436	606,881
FIXED ASSETS, NET	14	43,510	44,756	513	670
OTHER ASSETS AND DEFERRED CHARGES, NET	13	933	1,605	859	1,473
		1,100,177	1,024,115	659,660	615,947

The accompanying notes are an integral part of the financial statements.

	Note	Consolidated December 31, 1999	Consolidated December 31, 1998	The Company December 31, 1999	The Company December 31, 1998
		Adjusted NIS in thousands			
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES:					
Short-term credit from banks and others	15a	308,391	222,011	105,254	94,107
Advance payments and deposits from tenants and property buyers		6,126	3,796	239	277
Subcontractors and trade payables	16	20,241	19,707	63	248
Other accounts payable	17	61,638	41,928	2,975	3,192
Advances in respect of buildings under construction, net	18	-	1,257	-	-
		396,396	288,699	108,531	97,824
LONG-TERM LIABILITIES:					
Liabilities to banks and others	19	277,342	306,770	138,350	100,046
Debentures	20	44,679	77,579	47,160	81,150
Deposits	21	3,340	4,454	-	-
Accrued severance pay, net	22	4,238	5,237	-	-
Deferred taxes	30c	12,113	8,243	-	-
Other long-term liabilities	23	5,697	5,655	-	-
Subsidiaries	15b	-	-	28,478	29,884
		347,409	407,938	213,988	211,080
CONTINGENT LIABILITIES AND COMMITMENTS	24				
MINORITY INTEREST		19,231	20,435	-	-
SHAREHOLDERS' EQUITY	25	337,141	307,043	337,141	307,043
		1,100,177	1,024,115	659,660	615,947

March 15, 2000			
Date of approval of financial statements	Shlomo Eisenberg Chairman of the Board of Directors and CEO	Harry Saphir Member of the Board of Directors	Yair Lerman General Manager

STATEMENTS OF INCOME

Adjusted to the NIS of December 1999

		Consolidated			The Company		
		Year ended December 31,			Year ended December 31,		
		1999	1998	1997	1999	1998	1997
	Note	Adjusted NIS in thousands, except per share amounts					
Revenues	29a1, b1	298,520	178,864	185,278	9,463	9,780	10,260
Cost of revenues	29a2, b2	195,634	107,721	110,622	1,239	1,075	1,249
Gross profit		102,886	71,143	74,656	8,224	8,705	9,011
Selling, general and administrative expenses	29a3, b3	21,185	22,897	23,625	5,664	5,673	5,685
Operating income		81,701	48,246	51,031	2,560	3,032	3,326
Financial expenses, net	29a4, b4	37,811	31,732	30,768	7,574	6,084	5,865
		43,890	16,514	20,263	(5,014)	(3,052)	(2,539)
Other income, net	29a5, b5	6,491	2,797	6,341	5,288	3,036	2,664
Income (loss) before taxes on income		50,381	19,311	26,604	274	(16)	125
Taxes on income	30a1, 2	17,541	6,642	7,547	(1,057)	586	(174)
Income (loss) after taxes on income		32,840	12,669	19,057	1,331	(602)	299
Minority interest in earnings of subsidiaries, net		(1,707)	(1,492)	(3,643)	-	-	-
Equity in earnings of investees, net		-	-	-	29,802	11,779	15,115
Net income for the year		31,133	11,177	15,414	31,133	11,177	15,414
Earnings per share: Basic earnings per NIS 1 par value of Common shares (in adjusted NIS)	33	8.20	(* 2.94	(* 3.94	8.20	(* 2.94	(* 3.94

*) Restated retroactively, see Note 25c.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of December 1999

	Share capital	Additional paid-in capital	Retained earnings	Company shares held by subsidiaries	Receivable for shares (1)	Total
	Adjusted NIS in thousands					
Balance at January 1, 1997	164,688	137,538	66,959	(62,557)	(17,978)	288,650
Sale of Company shares by subsidiary	-	57	-	86	-	143
Acquisition of Company shares by subsidiary	-	-	-	(6,732)	-	(6,732)
Conversion of debentures (series A) by subsidiary	64	6,273	-	(6,337)	-	-
Debt adjustment	-	1,837	-	-	(2,756)	(919)
Acquisition of debentures (series A) by subsidiary	-	34	-	-	-	34
Net income for the year	-	-	15,414	-	-	15,414
Balance at December 31, 1997	164,752	145,739	82,373	(75,540)	(20,734)	296,590
Acquisition of debentures (series A) by subsidiary	-	(17)	-	-	-	(17)
Conversion of debentures (series A) by subsidiary	15	1,576	-	(1,591)	-	-
Conversion of debentures (series A) by external parties	-	5	-	-	-	5
Debt adjustment	-	-	-	-	(712)	(712)
Net income for the year	-	-	11,177	-	-	11,177
Balance at December 31, 1998	164,767	147,303	93,550	(77,131)	(21,446)	307,043
Expenses related to capital consolidation	-	(199)	-	-	-	(199)
Debt adjustment	-	-	-	-	(836)	(836)
Net income for the year	-	-	31,133	-	-	31,133
Balance at December 31, 1999	164,767	147,104	124,683	(77,131)	(22,282)	337,141

(1) See Note 31e.

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of December 1999

	Year ended December 31,		
	1999	1998	1997
	Adjusted NIS in thousands		
Cash flows from operating activities:			
Net income for the year	31,133	11,177	15,414
Adjustments to reconcile net income to net cash provided by operating activities (a)	(6,036)	2,633	523
Net cash provided by operating activities	25,097	13,810	15,937
Cash flows from investing activities:			
Proceeds from sale of jointly controlled entity (c)	8,318	-	-
Investments in real estate and fixed assets	(68,225)	(84,415)	(69,906)
Investment grants received	5,808	19,423	19,956
Investment in subsidiaries	(2,865)	(13,098)	(2,506)
Loans for building transactions, net	804	5,940	(5,104)
Proceeds from sale of real estate and fixed assets, net	1,927	2,794	3,930
Marketable shares, net	3,075	(1,825)	4,095
Purchase of long-term securities	-	(934)	(2,006)
Repayment of short-term loans	-	-	2,357
Repayment of long-term loans	217	232	283
Short-term bank deposits, net	2,482	1,760	(3,042)
Net cash used in investing activities	(48,459)	(70,123)	(51,943)
Cash flows from financing activities:			
Proceeds from issuance of shares in subsidiaries, net	-	-	7,745
Sale of Company shares by subsidiary	-	-	143
Acquisition of Company shares by subsidiary	-	-	(6,732)
Sale (acquisition) of Company debentures by subsidiary, net	788	(2,030)	1,695
Repayment of debentures (series C)	(5,703)	(5,662)	(5,446)
Repayment of debentures (series B)	(28,430)	(27,420)	(9,447)
Repayment of convertible debentures (series A)	-	(9,764)	(8,576)
Proceeds from long-term liabilities	98,088	242,444	84,257
Repayment of long-term liabilities	(137,538)	(76,441)	(37,678)
Short-term credit from banks and others, net	96,114	(62,469)	11,258
Expenses related to capital consolidation	(199)	-	-
Net cash provided by financing activities	23,120	58,658	37,219
Increase (decrease) in cash and cash equivalents	(242)	2,345	1,213
Cash and cash equivalents at the beginning of the year	5,984	3,639	2,426
Cash and cash equivalents at the end of the year	5,742	5,984	3,639

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of December 1999

	Year ended December 31,		
	1999	1998	1997
	Adjusted NIS in thousands		
(a) Adjustments to reconcile net income to net cash provided by operating activities:			
Income and expenses not involving cash flows:			
Minority interest in earnings of subsidiaries, net	1,707	1,492	3,643
Accrued severance pay, net	(999)	(609)	(1,612)
Depreciation and amortization	19,744	17,266	19,140
Deferred taxes, net	(911)	1,468	(4,575)
Adjustment of controlling party's debt for shares	(836)	(712)	(919)
Gain on sale of investment in subsidiary	(2,809)	-	-
Gain on sale of investments in properties	(1,567)	(2,220)	(2,201)
Increase in value and realization of marketable shares	(961)	(156)	(2,083)
Erosion of long-term liabilities	266	1,099	5,849
Erosion of other investments	1	4	(5)
Accrued interest on other long-term liabilities	411	484	1,139
Changes in asset and liability items:			
Decrease (increase) in land and land rights	1,867	(7,496)	43,267
Decrease (increase) in trade receivables	(1,894)	2,847	9,431
Decrease (increase) in other accounts receivable	(56,181)	2,339	(2,769)
Decrease (increase) in inventories of land	22,820	(803)	(317)
Decrease (increase) in buildings under construction and inventories of buildings, net	50,210	(29,146)	(50,985)
Increase (decrease) in advance payments and deposits from tenants and property buyers	138	(612)	721
Increase (decrease) in subcontractors and trade payables	(445)	2,252	(4,953)
Increase (decrease) in other accounts payable	16,313	(4,790)	(13,451)
Increase (decrease) in advances in respect of buildings under construction, net	(52,952)	19,839	2,236
Increase (decrease) in other long-term liabilities	42	87	(1,033)
	(6,036)	2,633	523

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of December 1999

	Year ended December 31,		
	1999	1998	1997
	Adjusted NIS in thousands		
(b) Significant non-cash operations:			
(1) Unpaid proceeds from sale of investee	31,974	-	-
(2) Sale of land which was recorded as land buyers debt	-	1,375	-
(3) Conversion of debentures (series A) into shares by subsidiary	-	1,591	6,295
(4) Acquisition of properties against liabilities to suppliers	6,028	5,049	8,410
(5) Investment grants receivable	1,500	3,795	8,110
(c) Proceeds from sale of jointly controlled entity:			
Working capital (excluding cash)	(14)		
Land	37,497		
Capital gain on sale of investment	2,809		
	40,292		
Outstanding debt in respect of sale	(31,974)		
	8,318		

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS - THE COMPANY

Adjusted to the NIS of December 1999

	Year ended December 31,		
	1999	1998	1997
	Adjusted NIS in thousands		
Cash flows from operating activities:			
Net income for the year	31,133	11,177	15,414
Adjustments to reconcile net income to net cash provided by (used in) operating activities (a)	(33,578)	(10,800)	(18,302)
Net cash provided by (used in) operating activities	(2,445)	377	(2,888)
Cash flows from investing activities:			
Investments in real estate and fixed assets	(588)	(4,223)	(1,417)
Investment in investees	(6,751)	(43,620)	(13,129)
Proceeds from sale of investees	8,332	-	-
Proceeds from sale of real estate and fixed assets	1,708	2,794	3,819
Subsidiaries, net	(24,800)	45,831	(54,242)
Investment in capital notes to subsidiaries	-	(37,458)	-
Repayment of capital notes to subsidiaries	6,209	-	39,757
Repayment of long-term loan to subsidiary	3,075	(2,969)	-
Marketable shares, net			
Repayment of short-term loan to related company	-	-	2,357
Short-term bank deposits, net	15	(63)	(26)
Net cash used in investing activities	(12,800)	(39,708)	(22,881)
Cash flows from financing activities:			
Repayment of debentures (series C)	(6,100)	(6,041)	(6,075)
Repayment of debentures (series B)	(28,430)	(27,526)	(9,477)
Repayment of convertible debentures (series A)	-	(9,764)	(8,576)
Issuance of capital note to subsidiaries	28,376	-	-
Proceeds from long-term liabilities	36,341	98,902	46,996
Repayment of long-term liabilities	(50,994)	-	-
Short-term credit from banks and others, net	36,262	(16,241)	2,902
Expenses related to capital consolidation	(199)	-	-
Net cash provided by financing activities	15,256	39,330	25,770
Increase (decrease) in cash and cash equivalents	11	(1)	1
Cash and cash equivalents at the beginning of the year	3	4	3
Cash and cash equivalents at the end of the year	14	3	4

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS - THE COMPANY

Adjusted to the NIS of December 1999

	Year ended December 31,		
	1999	1998	1997
	Adjusted NIS in thousands		
(a) Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Income and expenses not involving cash flows:			
Equity in earnings of investees, net	(29,802)	(11,779)	(15,115)
Depreciation and amortization	2,464	2,837	3,277
Deferred taxes, net	(1,234)	479	(419)
Gain on sale of investments in properties	(1,518)	(2,118)	(2,664)
Gain on sale of investee	(2,809)	-	-
Erosion of long-term liabilities	(1,014)	(110)	2,125
Increase in value of marketable shares	(961)	(120)	-
Changes in asset and liability items:			
Decrease (increase) in trade receivables	5	(3)	330
Decrease (increase) in other accounts receivable	1,731	(79)	(1,152)
Increase (decrease) in advance payments and deposits from tenants and property buyers	(38)	20	17
Increase (decrease) in subcontractors and trade payables	(185)	98	(1,085)
Decrease in other accounts payable	(217)	(25)	(3,616)
	(33,578)	(10,800)	(18,302)
(b) Significant non-cash operations:			
(1) Unpaid proceeds from sale of investee	31,974	-	-
(2) Sale of land which was recorded as land buyers debt	-	1,375	-
(3) Conversion of debentures (series A) into shares by subsidiary	-	1,591	6,295

The accompanying notes are an integral part of the financial statements.

NOTE 1:- GENERAL

a. Definitions:

The Company	-	Isras Investment Company Ltd.
The Group	-	Isras Investment Company Ltd. and its subsidiaries and jointly controlled entities, as detailed in the accompanying appendix.
Subsidiaries	-	companies over which the Company has control (as defined in Opinion 57 of the Institute of Certified Public Accountants in Israel).
Jointly controlled entity	-	company jointly owned at the rate of 50% by the Company and others, through contractual consent and joint control.
Related parties	-	as defined in the Israeli Securities Regulations (Preparation of Annual financial Statements), 1993.
Investees	-	subsidiaries and jointly controlled entities.
Related company	-	as defined in Opinion 29 of the Institute of Certified Public Accountants in Israel.

b. The Group is engaged in the initiation, development and sale of projects for construction and housing, as well as in the initiation, development, management and operation of various types of real estate properties including a home for the elderly.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of the financial statements are as follows:

a. Financial statements in adjusted Israeli currency:

1. General:

The Company and its investees maintain their accounting records in nominal new Israeli shekels (NIS). In accordance with the Statements of the Institute of Certified Public Accountants in Israel, all the amounts in the financial statements (including comparative figures) are presented in adjusted NIS, which have a stable purchasing power. The purchasing power of adjusted NIS reflects the average price level in December 1999, according to the Israeli CPI published on January 14, 2000 (168.5 points on the average basis of 1993 = 100).

2. The adjusted amounts of non-monetary assets do not necessarily represent realizable value or current economic value, but only the original historical cost of those assets in terms of adjusted NIS.

3. The term "cost" in these financial statements signifies cost in adjusted NIS, unless otherwise indicated.

4. A summary of the Company's nominal data is presented in Note 34.

b. Principles of adjustment:

1. Balance sheet:

Balance sheet items were adjusted on the basis of the changes in the Israeli CPI as follows:

a) Non-monetary items (mainly buildings under construction and inventories of buildings, inventories of land and land rights, investments in real estate, fixed assets and related accumulated depreciation, deferred charges and related accumulated amortization, share capital and additional paid-in capital) were adjusted on the basis of the changes in the Israeli CPI from the index effective on the date of the relevant transaction until balance sheet date.

b) Monetary items (items whose amounts reflect claims or liabilities at nominal value or stated at realizable value) are presented in the adjusted balance sheet as of December 31, 1999 in their nominal amounts. Comparative figures were adjusted to the Israeli CPI of December 1999.

c) Equity in investments in investees is determined on the basis of the adjusted financial statements of those companies.

2. Statement of income:

a) The components of the statement of income (except for financing), were adjusted on the basis of the changes in the Israeli CPI from the time the related transactions were carried out until balance sheet date. The erosion of monetary balances relating to these transactions has been included among financing.

b) Income and expenses relating to non-monetary items (mainly depreciation and amortization and results from sale of properties) were adjusted on the same basis used for the adjustment of the related balance sheet items.

c) Equity in results of investees is determined on the basis of the adjusted financial statements of those companies. Equity in joint building transactions is presented using the proportionate consolidation method.

d) The components of the statement of income relating to provisions included in the balance sheet, such as: accrued severance pay and provision for vacation pay, were determined on the basis of the changes in the balances of the related balance sheet items.

e) Current taxes on income include the erosion in value of payments on account of taxes from payment date to the end of the year.

f) The financing item, net, reflects real financial income and expenses, as well as the erosion of monetary items during the year.

c. Principles of consolidation:

The consolidated financial statements include the accounts of the Company and all subsidiaries over which the Company exercises control and jointly controlled entities.

Significant intercompany balances and transactions among the Company, its subsidiaries and jointly controlled entities were eliminated in consolidation.

d. Revenue recognition:

1. In September 1999, the Israeli Accounting Standards Institute published Accounting Standard 2 "Construction of Buildings for Sale" ("the Standard"). The Standard determines accounting principles for recognition of revenues and expenses and for the basis of measurement and presentation of assets and liabilities related to the construction of buildings for sale. The Standard supersedes the principles set forth in Opinion 6 of the Institute of Certified Public Accountants in Israel ("Opinion 6") for recognition of revenues from construction of buildings for sale.

The Standard becomes effective for reporting periods beginning after December 31, 1999. When the Standard is adopted for the first time, the accumulated effect will be computed in respect of the beginning of the year for projects whose performance commenced prior to December 31, 1999, and will be presented in a separate caption in the statement of income of the first period of adoption. Pro forma results for prior periods are not required.

Revenues from sale of project will be recognized upon its sale, however not before the sales proceeds from the beginning of the project until the end of the reporting period constitute at least 50% of the anticipated total revenues therefrom and the rate of physical completion of the project by the end of the reporting period is at least 25%.

Revenues are recognized on the basis of the product of the sales proceeds accumulated by the end of the reporting period by the rate of completion of the project, in contrast to Opinion 6 which accounted for revenues on the basis of the percentage of completion method, only when a significant part of the project was sold (generally 75% of the project). As a result of the application of the Standard, the results from projects will be reported on a current basis and not only upon the sale of a significant part of the project.

The cumulative effect as of the beginning of the year net of the tax effect of the accounting changes on revenues from projects whose performance commenced before December 31, 1999, which will be included in the financial statements for the first quarter of 2000 is NIS 1.3 million.

2. Revenues from loans for building transactions in progress are included using percentage of completion basis, from the date in which a considerable part of the project was completed.

   Losses are taken into account in the period when they are first anticipated.

3. Revenues from work in progress are included using the percentage of completion basis after a considerable part of the work is completed.

4. Lease fees:

   Lease fees are included on an accumulated basis according to the agreements signed with the tenants.

5. Operating a home for the elderly:

   Revenues from admissions fees received from tenants of the home for the elderly are included according to the agreements signed with the tenants.

e. Investments in investees:

1. The investments in investees are presented in both the Company's financial statements and in the consolidated financial statements, as the case may be, using the equity method of accounting based on the adjusted financial statements of those companies which were prepared as of the same date as the Company's financial statements.

2. The excess of cost of the investment in a subsidiary over its equity upon acquisition was attributed to land and properties under construction and is carried to the statement of income concurrently with either the depreciation or sale of the properties.

f. Investment in real estate:

1. Properties for leasing, land and orchards:

   a) The properties are stated at cost.

      Financial costs and direct costs in respect of construction of buildings until their operation are carried to the cost of the buildings.

      Costs in respect of improvements in buildings are added to the cost of the buildings as long as they do not exceed the market value of such buildings.

Current expenses in respect of maintenance and repair of the buildings are carried to the statement of income as incurred.

b) Depreciation is computed using the straight-line method over the estimated useful lives of the assets, at annual rates varying between 2% - 4% (mainly 2%).

2. Inventories of land and land rights:

Inventories of land and land rights are stated at the lower of cost or estimated selling price (according to management estimate).

g. Fixed assets:

1. Fixed assets are stated at cost.

2. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, at annual depreciation rates that are considered sufficient, as follows:

	%
Buildings	2 - 6.5
Leasehold improvements	Over the period of the lease taking into account the option
Machinery and equipment	9 - 20 (mainly 10%)
Office furniture and equipment (including computers)	6 - 33 (mainly 33%)
Motor vehicles	15

3. Leased land is depreciated over the leasing period.

h. Cash equivalents:

Cash equivalents are considered by the Company to be highly liquid investments which include short-term bank deposits (up to three months) and that are not restricted.

i. Marketable and non-marketable securities:

1. Marketable securities:

a) Marketable securities invested for the short term and designated for sale in the short-term are presented at market value as of balance sheet date. Changes in value are carried to the statement of income among "Other income, net", in accordance with Statement 44 of the Institute of Certified Public Accountants in Israel.

b) Marketable securities invested for a long-term are presented at cost.

2. Non-marketable securities:

Non-marketable securities are presented at cost.

j. Work in progress:

The investment in work in progress is presented at cost net of invoices issued to customers. Cost includes direct and indirect costs and interest capitalized in respect of external financing sources. Work in which a considerable part was already completed (at least 25%) and for which there is sufficient data for estimating the results of the contracted work up to its completion is presented at cost with the addition of (net of) interim profits (losses). As for cases in which a loss is anticipated from work in progress, a provision is recorded for the full amount of the expected loss until the work is completed. Anticipated interim earnings and losses are computed, among other things, based on the estimated cost until completion which is determined by Company's engineers estimate.

k. Other assets and deferred charges:

Deferred charges include expenses relating to the raising of long-term loans, and expenses relating to the preparation of a prospectus for the issuance of debentures. These expenses are amortized over the benefit period from the funds raised, on the basis of the outstanding balances.

l. Allowance for doubtful accounts:

The allowance is determined in respect of specific debts whose collection, according to management opinion, is doubtful.

m. Deferred taxes:

1. Deferred taxes are computed in respect of timing differences between the amounts included in the adjusted financial statements and those to be considered for tax purposes. The components in respect of which deferred taxes have been included are as follows:

   Differences between the value of real estate properties and fixed assets in the adjusted financial statements and for tax purposes (taking into account Statement 40 of the Institute of Certified Public Accountants in Israel), accruals for employee rights, allowance for doubtful accounts, buildings under construction and inventories of buildings, and losses and deductions in respect of inflation carried forward to future years.

   Deferred tax balances are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

2. Taxes that would apply in the event of the realization of investments in investees have not been taken into account in computing the deferred taxes, as it is the Company's intention to hold these investments. Similarly, taxes that the Company may incur in the event of dividend distribution by investees have not been taken into account in computing deferred taxes, as the distribution of dividends does not cause an additional tax liability or as it is the Company's policy not to distribute dividends that would cause an additional tax liability.

n. Earnings per share:

Earnings per share are computed in accordance with Statement 55 of the Institute of Certified Public Accountants in Israel.

o. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

p. Fair value of assets and liabilities:

The carrying amounts for cash and cash equivalents, investments, trade receivables, short-term debit balances, credit from banks and others, subcontractors and trade payables, other accounts payable, debentures and liabilities to banks approximate their fair value.

q. Balances in foreign currency or linked to Israeli CPI:

Balances in, or linked to, foreign currency are included at the representative exchange rate prevailing at balance sheet date. Balances linked to the Israeli CPI are included in accordance with the terms of the transaction.

Below are Israeli CPI's and exchange rates of one U.S. dollar:

For the year ended	Israeli CPI	Exchange rate of one U.S. dollar
	points *)	NIS
December 1999	168.5	4.153
December 1998	166.3	4.160
December 1997	153.1	3.536
Changes during the year	%	%
1999	1.3	(0.2)
1998	8.6	17.6
1997	7.0	8.8

*) According to the index for the month ending on balance sheet date on an average basis of 1993 = 100.

r. Adjustment of computer systems for the Year 2000:

The costs required in order to adjust and modify the Company's existing software in order for it to be Year 2000 compliant are recorded as a current expenses at the time they are incurred.

NOTE 3:- SHORT-TERM INVESTMENTS AND LOANS

	Consolidated and The Company	
	December 31,	
	1999	1998
	Adjusted NIS in thousands	
Marketable debentures	-	2,007
Marketable shares	-	107
	-	2,114

NOTE 4:- TRADE RECEIVABLES

	Consolidated		The Company	
	December 31,		December 31,	
	1999	1998	1999	1998
	Adjusted NIS in thousands			
Tenants - for lease fees and expenses (1)	2,009	1,962	158	163
Open accounts and accrued income	8,749	6,990	-	-
Notes receivable	280	192	-	-
	11,038	9,144	158	163
(1) Net of allowance for doubtful accounts	378	431	21	21

NOTE 5:- OTHER ACCOUNTS RECEIVABLE

	Consolidated		The Company	
	December 31,		December 31,	
	1999	1998	1999	1998
	Adjusted NIS in thousands			
Property buyers	(1) 91,815	1,375	42,559	1,375
Loans for building transactions (1)	513	(2) 1,247	-	-
Advances to the Income Tax Authorities, net of tax allowance	-	1,715	1,657	918
Other Government authorities	-	345	-	-
Current maturities of long-term loans (3)	229	218	-	-
Accrued income and other	2,735	3,368	291	1,451
Prepaid expenses	1,175	722	73	19
Deferred taxes	7,753	2,972	1,479	244
Investment grants receivable	1,500	3,795	-	-
	105,720	15,757	46,059	4,007

(1) Derives from the sale of land on December 28, 1999, see also Note 11(b1). The transaction did not contain suspending conditions. The balance is linked to the Israeli CPI.

(2) The loans are linked to the Israeli CPI.

The amount is presented net of provision for loss of NIS 1.7 million which was made in 1998 and which was carried to cost of sale of land and apartments.

(3) See Note 12c.

NOTE 6:- INVENTORIES OF LAND

	Consolidated	
	December 31,	
	1999	1998
	Adjusted NIS in thousands	
Inventories of land	30,098	52,918

As for charges, see Note 27.

NOTE 7:- BUILDINGS UNDER CONSTRUCTION AND INVENTORIES OF BUILDINGS, NET

	Consolidated	
	December 31,	
	1999	1998
	Adjusted NIS in thousands	
Inventories of buildings (including land)	31,325	35,164
Cost of buildings under construction (1)	121,315	147,998
	152,640	183,162
Customer advances	(22,701)	(52,535)
Provision in respect of decline in value	(1,081)	(1,431)
	128,858	129,196

(1) Including attributed initial difference (see Note 11c3).

NOTE 8:- LAND AND LAND RIGHTS

Land and land rights	167,639	170,901

(1) Including adjusted NIS 4,073 thousand (31.12.98 - adjusted NIS 4,502 thousand) which is not yet registered in the name of a subsidiary, principally since the land was not yet divided into sections.

(2) Including attributed initial difference in the amount of adjusted NIS 14,832 thousand (31.12.98 - adjusted NIS 17,075 thousand) (see Note 11c3).

(3) Land rights represent principally investments in leased land and land sections which were previously made available to a subsidiary by the Jewish National Fund for construction purposes. Land in the amount of adjusted NIS 67,992 thousand is capitalized at the rate of 91%. As for the remaining land, the subsidiary was recognized rights at the rate of 50% - 55%.

(4) Including NIS 2,519 thousand (31.12.98 - adjusted NIS 2,519 thousand) which are held by a company whose sole activity is holding land.

NOTE 9A:- PROPERTIES FOR LEASING, NET

	Consolidated			The Company
	Industrial buildings and workshops	Office and commercial space	Total	Office and commercial space
	Adjusted NIS in thousands			
Cost:				
Balance at January 1, 1999	306,271	234,443	540,714	35,893
Additions during the year	5,642	2,094	7,736	542
Transfer from properties for leasing under construction	-	33,516	33,516	-
Disposals during the year	-	(927)	(927)	(927)
Balance at December 31, 1999 (1)	311,913	269,126	581,039	35,508
Accumulated depreciation:				
Balance at January 1, 1999	58,584	52,734	111,318	12,967
Additions during the year	7,393	5,765	13,158	680
Disposals during the year	-	(798)	(798)	(798)
Balance at December 31, 1999	65,977	57,701	123,678	12,849
Depreciated cost at December 31, 1999 (1) (2)	245,936	211,425	457,361	22,659
Depreciation of leased land			(2,886)	(105)
			454,475	22,554
Depreciated cost at December 31, 1998 (1) (2)	247,687	181,709	429,396	22,926
Depreciation of leased land			(2,309)	(85)
			427,087	22,841

(1) Including capitalized financial expenses in the amount of adjusted NIS 10,217 thousand (31.12.98 - NIS 10,217 thousand).

(2) Including initial difference attributed to land in the amount of adjusted NIS 18,413 thousand (31.12.98 - NIS 18,620 thousand).

NOTE 9B:- PROPERTIES FOR LEASING UNDER CONSTRUCTION, NET

	Consolidated		The Company	
	December 31,		December 31,	
	1999	1998	1999	1998
	Adjusted NIS in thousands			
Construction costs (1)	122,682	96,579	-	171

(1) This item includes:

Initial difference attributed to land	15,373	15,542	-	-
Capitalized financial expenses and direct costs	9,274	6,394	-	-

NOTE 9C:- J.T.P. - THE JERUSALEM TECHNOLOGICAL PARK LTD. ("J.T.P.")

a. The Company holds in 74% of the shares of J.T.P. - The Jerusalem Technological Park Ltd. ("J.T.P.") and the remaining shares are owned by the Jerusalem Development Authority ("the Authority"). By virtue of an agreement entered between the Authority and the Company, the Authority was entitled special rights whose purpose is to maintain the unique nature and characteristic of the Technological Park Project as a project for high-tech industries and the related applicable laws. Those rights do not prevent the Company from exercising actual control in J.T.P.

b. In 1992, the Administration of the Investment Center has approved J.T.P., under the Law of the Authority for the Development of Jerusalem, 1989 ("the Law"), an investment program for the establishment of a technological park designated for lease to industrial enterprises in Jerusalem of 68,000 sq. m.

The cost of investment is net of grants under the Law in the amount of adjusted NIS 70,335 thousand.

The scope of the approved program from 1992 including an additional investment approved in 1997 - NIS 58 million, totals NIS 205 million.

The implementation of the investments in accordance with the approved program entitles J.T.P. to receive an investment grant (including a capital grant) at a rate of 38% of the investments approved in 1992 and to a grant at a rate of 24% of the additional investment approved in 1997.

J.T.P. has presented the Investment Center an expansion plan at the inclusive area of some 73,000 sq. m. The Investment Center has approved the plan under certain limitations which are not accepted by J.T.P. and J.T.P. has appealed to the appeal commission. Within the framework of the expansion plan, J.T.P. will receive a capital grant at a rate of 24% of the investment.

Under the Law for Encouragement of Capital Investments, 1959, J.T.P. is entitled to claim accelerated depreciation for tax purposes and is entitled to a reduced income tax rate. The amount of the grant is deducted from the cost of the assets, in order to calculate the depreciation for tax purposes.

In the event that J.T.P. does not comply with the terms of the approval, the Investment Center may claim to refund the grants received by J.T.P. with the addition of interest and linkage differentials from the date of their receipt. J.T.P. would also be required to refund the entire tax benefits (accelerated depreciation and reduced tax rates). J.T.P. management is of the opinion that the company has fulfilled the terms of the approval.

NOTE 9D:- HAR HACHOZVIM PROPERTIES LTD. ("Har Hachozvim")

Har Hachozvim is 50% owned by the Company and is consolidated in the Company's accounts using the proportionate consolidation method.

In 1997, Har Hachozvim received approval from the Administration of the Investment Center to implement an investment program of 27,500 sq. m. built area and 31,000 sq. m. parking area for the inclusive amount of NIS 85,994 thousand. The planned project is for a high-tech park in Har Hachozvim area, according to the grant system of benefits under the Law for the Encouragement of Capital Investments, 1959.

According to the approval, Har Hachozvim has to complete the program by September 30, 2000. Should Har Hachozvim comply with all the terms of the approval, it will be entitled to grants at a rate of 38% of the scope of the approved investments (as for investments in the amount of NIS 20,472 thousand - grants at a rate of 24% of the investment only).

Obtaining the benefits under the Law for the Encouragement of Capital Investments is conditioned upon leasing most of the space to industrial enterprises that were granted an "approved enterprise" status.

NOTE 9E:- RIGHTS TO PROPERTIES FOR LEASING AND PROPERTIES FOR LEASING UNDER CONSTRUCTION

a. Rights to properties for leasing and properties for leasing under construction as of December 31, 1999, at cost, are as follows:

1. Consolidated:

	Registered in the name of the Group	Not yet registered in the name of the Group (1)	Total
	Adjusted NIS in thousands		
Group-owned properties	89,184	60,907	150,091
Leasehold properties (2) (3) (4)	549,664	3,966	553,630
	638,848	64,873	703,721

2. The Company:

	Registered in the name of the Company	Not yet registered in the name of the Company (1)	Total
	Adjusted NIS in thousands		
Company-owned properties	16,130	4,307	20,437
Leasehold properties (2) (4)	15,071	-	15,071
	31,201	4,307	35,508

(1) The rights were not yet registered in the name of the Company and the Group companies, principally since the registration procedures are incomplete.

(2) The lease terms expire between 2007 and 2049, most of which include renewal options.

(3) Excluding an asset at cost of adjusted NIS 163,329 thousand that is leased for 999 years (31.12.98 - adjusted NIS 161,878 thousand).

(4) Excluding land of 614 sq. m. whose lease period terminated in September 1998. The Company is negotiating with the Israel Land Administration regarding the extension of the lease periods.

b. As for charges, see Note 27.

NOTE 10:- LAND, LAND RIGHTS AND ORCHARDS

	Consolidated		The Company	
	December 31,		December 31,	
	1999	1998	1999	1998
	Adjusted NIS in thousands			
Owned land	4,409	40,676	-	-
Orchards under lease	1,218	1,206	1,218	1,206
	5,627	41,882	1,218	1,206

NOTE 11:- INVESTMENTS IN INVESTEES

a. Composition:

	The Company					
	Subsidiaries		Jointly controlled entities		Total	
	December 31,		December 31,		December 31,	
	1999	1998	1999	1998	1999	1998
	Adjusted NIS in thousands					
Share capital and additional paid-in capital - cost	323,577	320,011	8,601	15,448	332,178	335,459
Loans and capital notes ()	231,325	225,621	-	27,309	231,325	252,930
Equity in net earnings - from acquisition date	120,574	91,081	3,000	1,770	123,574	92,851
	675,476	636,713	11,601	44,527	687,077	681,240
Shares held by subsidiaries (see Note 26)	(77,131)	(77,131)	-	-	(77,131)	(77,131)
Receivable for shares (see Note 31e)	(22,282)	(21,446)	-	-	(22,282)	(21,446)
	576,063	538,136	11,601	44,527	587,664	582,663
(1) Including capital notes	120,164	127,450	-	27,309	120,164	154,759

The loans bear interest determined periodically by mutual consent but not lower than the rate of the increase of the Israeli CPI. The capital notes are not linked to the CPI, do not bear interest and their repayment dates are undetermined.

b. Companies consolidated using the proportionate consolidation method:

1. Is-Paz Properties Ltd. ("Is-Paz"):

Is-Paz is a jointly controlled entity, established in 1991, which does not maintain any business activity. The Company, together and in equal parts with others ("the other partner"), purchased land on which a structure of a building is constructed in an area of some 10,000 sq. m. as well as adjacent land. A subsidiary (Helkat Nof Ltd.), together and in equal parts with others, purchased an additional section of the land. The inclusive area of the land is 24 dunam (33 dunam gross area).

On December 28, 1999, Isras, which held, as aforementioned, until that date 50% interest in Is-Paz signed an agreement with the other partner regarding the sale of all of Isras holdings in the land in consideration for an amount in NIS which equals NIS 89,569 thousand, excluding VAT, which are allocated in the following manner: NIS 40,306 for the sale of Is-Paz shares and NIS 49,263 thousand for the sale of the land which is owned by the subsidiary. An amount of NIS 8.3 million was received up to the balance sheet date.

2. Har Hachozvim Properties Ltd.:

Har Hachozvim is a jointly controlled entity, established in 1992, and is engaged in the development of land and in the lease of an industrial building in Jerusalem designated for high-tech industries. See also Note 9d.

c. "Rassco" Rural and Suburban Settlement Co. Ltd. ("Rassco"):

1. Investment in Rassco - a company whose shares until September 1999 were traded on the Tel-Aviv Stock Exchange:

	Consolidated	
	December 31,	
	1999	1998
	Adjusted NIS in thousands	
Carrying amount, including attributed initial difference	96,498	90,914
Market value (see 2 below)	-	62,221

2. Following an aggregated response of over 90% to the tender offers for Rassco shares published by the Company, on March 25, 1999, the Company published an announcement pursuant to section 236 to the Companies Ordinance whereby the Company announces to all of Rassco shareholders who did not respond to the tender offers published by the Company, of its intention to acquire all of the shares held by them.

On April 25, 1999, the owner of 167 shares in Rassco ("the petitioner") filed a motion with the Tel-Aviv-Jaffa District Court, where he requests that the Court will grant declaratory relief according to which the tender offered by the Company for the purchase of Rassco shares, is null and void and will grant a temporary injunction according to which the Company and Rassco will not act pursuant to the tender offer.

The Court rejected the motion for a temporary injunction. In view of the aforementioned, the Company completed the purchase of all of Rassco shares excluding the petitioner's shares. Subsequent to the purchase, the Company holds in 99.64% of Rassco's shares.

During February 2000, Isras and the petitioner signed on an agreement for striking out the opening motion and all the related proceedings which were requested by the petitioner. Pursuant to the mentioned agreement, Isras purchased from the petitioner the ownership to all 167 of Rassco shares in the nominal amount, as the remaining Rassco shares were purchased from the public, i.e. NIS 1,400 per NIS 100 par value. Subsequent to the purchase of shares as aforementioned, Isras will hold in 100% of the ownership and control over Rassco.

According to the decision of the Directorate of the Stock Exchange of August 5, 1999, Rassco's shares were delisted on September 15, 1999.

3. The excess of cost of investment over the carrying amount of Rassco upon acquisition is attributed to real estate properties net of the related tax effect (as mentioned in Notes 7 and 8b.), as follows:

	Consolidated	
	December 31,	
	1999	1998
	Adjusted NIS in thousands	
Balance at the beginning of the year	20,197	23,926
Amortization following an additional investment	(207)	(2,645)
Amortization during the year	(3,860)	(1,084)
Balance at the end of the year	16,130	20,197

d. J.T.P. - The Jerusalem Technological Park Ltd.:

74% owned company which establishes an industrial park in south-western Jerusalem designated for lease to companies in the fields of research and development, see Note 9c.

NOTE 12:- OTHER INVESTMENTS

a. Composition:

	Interest rate 1998-1999	Consolidated December 31, 1999	
	%	1999	1998
		Adjusted NIS in thousands	
Investment in shares (b)		20,566	20,566
Minority debt		374	-
Long-term loan linked to the Israeli CPI (c)	5	470	688
		21,410	21,254
Less - current maturities		229	218
		21,181	21,036

b. Composition:

	December 31, 1999		December 31, 1998	
	Carrying amount	Market value	Carrying amount	Market value
	Adjusted NIS in thousands			
Marketable shares:				
Beit Gil Hazahav Ltd. (15.97%)	12,962	15,441	12,962	14,375
Non-marketable shares:				
Dafna Weisman and Lavie Ltd. (16.2%)	7,604		7,604	
	20,566		20,566	

c. Repayment dates of long-term loans subsequent to the balance sheet date are as follows:

	Consolidated December 31, 1999	Consolidated December 31, 1998
	Adjusted NIS in thousands	
First year - current maturities (1)	229	218
Second year	241	229
Third year	-	241
	241	470
	470	688

(1) Presented among "Other accounts receivable".

NOTE 13:- OTHER ASSETS AND DEFERRED CHARGES, NET

a. Consolidated:

	Deferred charges for issuance of debentures	Deferred charges for raising long-term loans	Total
	Adjusted NIS in thousands		
Balance at January 1, 1999	1,369	236	1,605
Amortization during the year	(575)	(97)	(672)
Balance at December 31, 1999	794	139	933

b. The Company:

	Deferred charges for issuance of debentures	Deferred charges for raising long-term loans	Total
Balance at January 1, 1999	1,369	104	1,473
Amortization during the year	(575)	(39)	(614)
Balance at December 31, 1999	794	65	859

NOTE 14: FIXED ASSETS

a. Composition:

	Consolidated					The Company			
	Land, buildings and leasehold improvements	Machinery and equipment	Office furniture and equipment	Motor vehicles	Total	Buildings and leasehold improvements	Office furniture and equipment	Motor vehicles	Total
	Adjusted NIS in thousands								
Cost:									
Balance at January 1, 1999	58,600	22,247	22,444	3,453	106,744	502	912	495	1,909
Additions during the year	15	224	683	540	1,462	-	14	-	14
Disposals during the year	(62)	-	-	(376)	(438)	-	-	(59)	(59)
Balance at December 31, 1999	(1) 58,553	22,471	23,127	3,617	107,768	502	926	436	1,864
Accumulated depreciation:									
Balance at January 1, 1999	21,381	20,591	18,238	1,778	61,988	502	652	85	1,239
Additions during the year	915	368	760	454	2,497	-	63	65	128
Disposals during the year	-	-	-	(227)	(227)	-	-	(16)	(16)
Balance at December 31, 1999	22,296	20,959	18,998	2,005	64,258	502	715	134	1,351
Depreciated cost at December 31, 1999	36,257	1,512	4,129	1,612	43,510	-	211	302	513
Depreciated cost at December 31, 1998	37,219	1,656	4,206	1,675	44,756	-	260	410	670

(1) Owned buildings	37,521	
Building under lease	20,530	NIS 17,141 thousand is under capitalized lease for period terminating mainly in 2044, NIS 3,389 thousand under lease not capitalized for period terminating in 2004.
Leasehold improvements	502	
	58,553	

b. As for charges, see Note 27.

NOTE 15A:- SHORT-TERM CREDIT FROM BANKS AND OTHERS

a. Composition:

		Consolidated							
		December 31, 1999				December 31, 1998			
	Weighted interest rate 1999	Linked to CPI	Linked to foreign currency	Unlinked	Total	Linked to CPI	Linked to U.S. $	Unlinked	Total
		Adjusted NIS in thousands							
Short-term bank credit	Prime+1%	-	-	10,687	10,687	-	-	8,031	8,031
Short-term bank loans	Prime+0.5%-(0.25%)	-	-	43,906	43,906	-	-	15,809	15,809
Short-term bank loans	7.3%	2,623	-	-	2,623	-	-	-	-
Short-term bank loans within the framework of bank support for projects	Prime+1%	-	-	32,154	32,154	-	-	19,494	19,494
Short-term bank loans within of frame work of bank support for projects	7.35%	22,146	-	-	22,146	-	-	-	-
Short-term loans linked to Japanese Yen	Libor+1.33%	-	15,389	-	15,389	-	-	-	-
Loans to finance acquisition of land	Prime+1%	-	-	9,870	9,870	-	-	1,569	1,569
Loans to finance acquisition of land	7.35%	8,493	-	-	8,493	3,174	-	-	3,174
Current maturities of long-term loans		98,787	30,183	-	128,970	139,042	1,120	-	140,162
Current maturities of debentures		34,153	-	-	34,153	33,772	-	-	33,772
		166,202	45,572	96,617	308,391	175,988	1,120	44,903	222,011

		The Company							
		December 31, 1999				December 31, 1998			
	Weighted interest rate 1999	Linked to CPI	Linked to foreign currency	Unlinked	Total	Linked to CPI	Linked to U.S. $	Unlinked	Total
		Adjusted NIS in thousands							
Short-term bank loans	Prime+0.5%-(0.25%)	-	-	30,500	30,500	-	-	9,627	9,627
Short-term loans linked to Japanese Yen	Libor+1.33%	-	15,389	-	15,389	-	-	-	-
Current maturities of debentures		34,471	-	-	34,471	34,292	-	-	34,292
Current maturities of long-term loans		12,344	12,550	-	24,894	50,188	-	-	50,188
		46,815	27,939	30,500	105,254	84,480	-	9,627	94,107

b. As for collaterals to secure the above credit, see Note 27.

NOTE 15B:-SUBSIDIARIES

	The Company	
	December 31,	
	1999	1998
	Adjusted NIS in thousands	
Presented among long-term liabilities (1)	28,478	29,884

(1) The loans bear interest determined periodically by mutual consent but not lower than the rate of the increase of the Israeli CPI. The repayment date for the loans was not yet determined.

NOTE 16:- SUBCONTRACTORS AND TRADE PAYABLES

	Consolidated		The Company	
	December 31,		December 31,	
	1999	1998	1999	1998
	Adjusted NIS in thousands			
Open accounts	7,912	7,149	46	230
Contractors for construction	11,129	11,337	-	-
Notes payable	1,200	1,221	17	18
	20,241	19,707	63	248

NOTE 17:- OTHER ACCOUNTS PAYABLE

Salaries and related expenses (1)	3,451	4,049	362	446
Liabilities to employees	139	141	-	-
Payables for dividend	432	438	432	438
Accrued expenses	5,424	3,837	2,026	2,000
Provision for income tax net of advances	9,333	-	-	-
Government authorities for salaries	9,926	9,648	155	163
Property Tax and lease fees	2,985	4,891	-	-
Other Government authorities	16,747	6,435	-	-
Other payables and deferred revenues	3,772	3,386	-	145
Betterment fees in respect of sold land	1,963	5,674	-	-
Provisions for completion of buildings	7,466	3,429	-	-
	61,638	41,928	2,975	3,192
(1) Including directors' fees	59	57	59	57

NOTE 18:- ADVANCES IN RESPECT OF BUILDINGS UNDER CONSTRUCTION, NET

	Consolidated	
	December 31,	
	1999	1998
	Adjusted NIS in thousands	
Advances in respect of buildings under construction	-	23,124
Less - cost of buildings under construction	-	21,867
	-	1,257

NOTE 19:- LIABILITIES TO BANKS AND OTHERS

a. Composition:

	Consolidated		The Company	
	December 31,		December 31,	
	1999	1998	1999	1998
	Adjusted NIS in thousands			
1. Liabilities to banks:				
Liabilities to banks	406,312	446,932	133,489	148,455
Less - current maturities	128,970	140,162	24,894	50,188
	277,342	306,770	108,595	98,267
2. Other long-term liabilities:				
Capital notes to subsidiaries (1)	-	-	29,755	1,779
	277,342	306,770	138,350	100,046

(1) The capital notes are unlinked, do not bear interest and their repayment date is not yet determined.

b. The loans are classified by linkage terms and interest rates as follows:

	Average annual interest	Consolidated		The Company	
		December 31,		December 31,	
	1999	1999	1998	1999	1998
	%	Adjusted NIS in thousands			
Long-term liabilities to banks:					
Linked to CPI	3.80	8,431	10,111	-	-
Linked to CPI	4 - 4.85	2,378	56,649	-	47,210
Linked to CPI	5.1 - 5.9	178,976	264,091	26,805	29,766
Linked to CPI	6.2 - 6.8	157,099	86,079	94,134	58,649
Linked to U.S. dollar	Libor + 1 - 1.5	552	1,680	-	-
Linked to Swiss Franc	Libor + 1 - 1.5	9,741	11,446	5,265	6,190
Linked to Yen	Libor + 1 - 1.4	49,135	16,876	7,285	6,640
		406,312	446,932	133,489	148,455

c. The liabilities are repayable subsequent to the balance sheet date, as follows:

First year - current maturities	128,970	140,162	24,894	50,188
Second year	194,225	120,690	50,821	20,876
Third year	34,466	150,057	12,495	46,423
Fourth year	14,264	9,729	12,577	8,045
Fifth year	9,280	9,729	7,594	8,045
Sixth year and thereafter	25,107	16,565	25,108	14,878
Not yet determined	-	-	29,755	1,779
	277,342	306,770	138,350	100,046
	406,312	446,932	163,244	150,234

d. As for collaterals, see Note 27.

NOTE 20:- DEBENTURES

Composition:

	Annual interest rate	Consolidated		The Company	
		December 31,		December 31,	
	1999 (*)	1999	1998	1999	1998
	%	Adjusted NIS in thousands			
Debentures (series B) (2)	2.6	28,753	57,210	28,753	57,472
Debentures (series C) (3)	2.2	51,249	56,286	54,095	60,205
		80,002	113,496	82,848	117,677
Less - bond discount (4)		1,170	2,145	1,217	2,235
		78,832	111,351	81,631	115,442
Less - current maturities		34,153	33,772	34,471	34,292
		(1) 44,679	(1) 77,579	47,160	81,150
(1) Net of offset of debentures held by subsidiary, net		2,481	3,571	-	-

*) The debentures are linked to the Israeli CPI.

(2) The debentures (series B) are redeemable in four annual payments, in such a manner that 10% of the principal was redeemed in 1997 and 30% of the principal are redeemable in each of the years between 1998 - 2000. The debentures bear annual interest of 2.6% and are linked (principal and interest) to the Israeli CPI (basis - November 1989). As of balance sheet date, the balance of debentures traded on the Stock Exchange amounts NIS 10,451 thousand par value (net of a 70% reduction for redemption of debentures during 1997, 1998 and 1999).

(3) The debentures (series C) are redeemable in eleven annual payments, in such a manner that 12% of the principal was redeemed in each of the years between 1993 - 1995, 5% of the principal are redeemable in each of the years between 1996 - 2000 and 13% of the principal will be redeemed in each of the years between 2001 - 2003. The debentures bear annual interest of 2.2% and are linked (principal and interest) to the Israeli CPI (basis - July 1991). As of balance sheet date, the balance of debentures traded on the Stock Exchange amounts NIS 26,370 thousand par value (net of a 56% reduction for redemption of debentures during 1993 - 1999).

(4) Bond discount:

	Consolidated	The Company
	Adjusted NIS in thousands	
Balance at January 1, 1999	1,568	1,648
Amortization during the year	398	431
	1,170	1,217
Less - current maturities	424	429
Balance at December 31, 1999	746	788

NOTE 21:- DEPOSITS

a. Composition:

	Linkage terms	Consolidated December 31, 1999	1998
		Adjusted NIS in thousands	
Deposits and admission fees from tenants (1)	U.S. dollar	2,157	1,120
Deposits from tenants (2)	Israeli CPI	4,433	4,121
		6,590	5,241
Less - current maturities (see b. below)		3,250	787
		3,340	4,454

(1) Deposits and admission fees from tenants:

The deposits were paid by permanent tenants of the home for the elderly, operated by a subsidiary, in accordance with agreements entered between them and the subsidiary. The deposits are linked to the U.S. dollar and are reduced by 2% per month.

In accordance with the agreements, tenants leaving the home for the elderly are entitled to receive the remaining deposit linked as above.

(2) Deposits from tenants:

As collateral for payment of lease fees, the tenants paid deposits in accordance with agreements entered between them and the subsidiary. The deposits are linked to the Israeli CPI.

b. Maturity dates subsequent to the balance sheet date are as follows:

	Consolidated	
	December 31,	
	1999	1998
	Adjusted NIS in thousands	
First year - current maturities	3,250	787
Second year	820	2,102
Third year	854	372
Fourth year	428	572
Fifth year	193	270
Six year and thereafter	1,045	1,138
	3,340	4,454
	6,590	5,241

NOTE 22:- ACCRUED SEVERANCE PAY, NET

a. Composition:

	1999	1998
Accrued severance pay (1)	1,144	1,603
Less - amounts funded	771	694
	373	909
Provision for pension pay (in respect of Rassco employees) (2)	3,865	4,328
	4,238	5,237

(1) Including adjusted NIS 190 thousand in respect of Rassco employees (31.12.98 - adjusted NIS 774 thousand).

(2) Net of liabilities which were reclassified to current liabilities in the amount of adjusted NIS 729 thousand (31.12.98 - adjusted NIS 728 thousand).

b. The Company and its subsidiaries' liabilities in respect of severance pay, net are fully covered and computed on the basis of the employees most recent salaries as of balance sheet date, and in accordance with the Severance Pay Law.

c. The Group makes regular deposits with pension funds in respect of most of its monthly employees. A certain subsidiary has undertaken to pay its employees additional severance pay in excess of its deposits in pension funds. In respect of those monthly employees for whom amounts are not deposited in pension funds and for daily employees, the Group makes deposits with provident funds and with insurance companies. Amounts deposited in pension funds and in certain provident funds are not under the management and control of the Group and, accordingly, neither the deposits nor the corresponding liabilities are reflected in the balance sheet. An accrual in respect of the other liabilities is included in the balance sheet.

d. Amounts deposited in severance pay funds include accumulated earnings up to the balance sheet date. The amounts deposited may be withdrawn only upon the fulfillment of the provisions of the Severance Pay Law or labor agreements.

e. The pension liability in respect of six former employees of the subsidiary is stated according to an actuarial computation based on the monthly pension pay, the average Israeli life expectancy, and annual capitalization rate of 4%.

NOTE 23:- OTHER LONG-TERM LIABILITIES

	Consolidated	
	December 31,	
	1999	1998
	Adjusted NIS in thousands	
Provision for legal claims (a)	3,297	3,273
Registration of apartments sold in the Land Registry books (b)	2,400	2,382
	5,697	5,655

(a) Legal claims:

Legal claims in the amount of adjusted NIS 16 million as of December 31, 1999, have been filed against Rassco and its subsidiary, mainly by apartment buyers and employees. In the opinion of Rassco, based on the opinion of its legal counsel, any expenses incurred as a result of these claims, will not exceed the specific provision of NIS 3.3 million.

(b) Registration of apartments sold in the Land Registry books:

The balance represents the liability of Rassco and its subsidiaries in respect of registering apartments sold by them in the past that were not yet registered in the name of their buyers in the Land Registry Office. The balance is determined according to the evaluation of Rassco legal counsel, according to the average registration cost per apartment.

NOTE 24:- CONTINGENT LIABILITIES AND COMMITMENTS

a. Contingent liabilities and legal claims:

1. Input tax assessment:

The VAT Authority issued to a subsidiary an input tax assessment for the years 1993 - 1996 in the amount of adjusted NIS 550 thousand (including interest, linkage differences and penalties), alleging that the input was not used for the subsidiary business purposes, since the subsidiary's former general administration used this input for private purposes. The Company filed a claim against the administration following the discovery of the embezzlement.

The Company submitted an objection as to the input tax assessment. The Company's legal counsel are of the opinion that the amount is not due by the subsidiary and should it be liable to these amount, it will demand such amount from the former general administration.

2. Guarantees:

Rassco and its subsidiaries provided guarantees during the ordinary course of business, as follows:

Sales guarantees - adjusted NIS 117 million.
Performance guarantees - adjusted NIS 10.5 million.
Other monetary guarantees - adjusted NIS 0.3 million.

b. Commitments:

1. The Company leased its offices for a five-year period terminating on November 30, 2002. The Company has the option to rescind the lease agreement by an advance notice of one year. The monthly rental fees are linked to the Israeli CPI and, as of balance sheet date, amount adjusted NIS 34 thousand.

2. As for the employment contract of the chairman of the Board of Directors and the Company's general business manager, see Note 31a(4) and (5).

3. As for the sale of Company shares by subsidiary to the chairman of the Board of Directors, see Note 31e.

4. On December 23, 1999, Isras Group ("the buyer") have entered into an agreement with YMCA of the U.S.A., the owners to the rights in the area within the streets: King David, Washington and Lincoln in Jerusalem which is known as YMCA area.

In the area there are buildings (mainly a hotel, sports facilities and a concert hall) and additional building permits according to an approved urban plan. The additional building permits are in the scope of main area of some 32,000 sq. m. which are designated primarily for housing, hotel, offices and commerce. The urban plan also contains a parking lot for some 900 vehicles, sports and spa center and a commercial foreground.

Pursuant to the agreement, the buyer will be conferred leasehold rights for 150 years in respect of that part of the area on which main area of some 32,000 sq. .m. will be built, as aforementioned. In addition, the buyer will be entitled to all the unutilized building permits of the area leased to it.

The consideration which will be paid by the buyer includes $ 9 million in cash and $ 5.5 million in payments ($ 4.5 million capitalized as of balance sheet date) and the buyer will also built for the sellers the sports and spa center, the commercial foreground and 400 parking places of the mentioned parking lot at the estimated cost of $ 22 million ($ 16.5 million capitalized as of balance sheet date). If the sales revenues for the project exceed an amount which was determined by the parties, the sellers will be paid an additional amount which will be computed as a percentage of the amount which exceeds the amount as determined by the parties for that purpose.

The cash payment is expected to be made during March 2000. Commencement of construction is anticipated in 2001.

NOTE 25:- SHARE CAPITAL

a. Composition:

	Authorized	
	December 31,	
	1999	1998
	Number of shares	
Common shares of NIS 1 par value each	10,000,000	5,000,0000
Common shares of NIS 5 par value each	-	1,000,000

	Issued and outstanding	
	December 31,	
	1999	1998
	Number of shares	
Common shares of NIS 1 par value each	4,748,995	2,577,526
Common shares of NIS 5 par value each	-	349,828

All shares are registered and listed for trade on the Tel-Aviv Stock Exchange.

b. As for the acquisition of Company shares by subsidiaries, see Note 26.

c. Equate rights to the Company's shares:

The Company's Board of Directors decided to take the necessary actions for executing an arrangement between the Company and its shareholders ("the arrangement") pursuant to section 233 of the Companies Ordinance to equate the rights to the Company's shares so that all the Company's entire share capital will be consolidated into one class of Common shares of NIS 1 par value each ("NIS 1 shares"), by splitting each of the Company's Common shares of NIS 5 par value into five NIS 1 shares.

Based on a professional opinion approved by the Company's audit committee, it was resolved to compensate the holders of NIS 1 shares at the rate of 8.9% of the capital subsequent to the allocation. Such compensation was effected by allocating bonus shares.

The arrangement has received the approval of all five meetings which were convened on August 30, 1999 and the Court's approval on November 3, 1999.

Subsequent to the implementation of the arrangement and the corresponding allocation of shares, the Company's total issued and outstanding share capital is NIS 4,748,995 comprising 4,748,995 Common shares of NIS 1 par value each.

NOTE 26:- SHARES HELD BY SUBSIDIARIES

Subsidiaries holdings in the Company are as follows:

	Consolidated and the Company	
	December 31,	
	1999	1998
Proportion of the issued share capital (%)	20.06	19.98
Cost (adjusted NIS in thousands)	77,131	77,131
Market value (adjusted NIS in thousands)	78,517	56,364

NOTE 27:- CHARGES

a. Total Group liabilities to the banks, as detailed in Notes 15 and 19, are secured by fixed and floating charges on the Group assets and rights.

b. As collateral for debentures issued to the public under a prospectus (see Note 20), the Company has placed charges on its assets and rights as follows:

1. In respect of the balance of the debentures (series B) which totals as of balance sheet date NIS 10,451 thousand par value (see Note 20(2)) - a senior in priority fixed charge in favor of the custodian of those debentures, on real estate properties including their insurance rights.

2. In respect of the balance of the debentures (series C) which totals as of balance sheet date NIS 26,370 thousand par value (see Note 20(3)) - a senior in priority fixed charge in favor of the custodian of those debentures, on real estate properties including their insurance rights.

c. J.T.P.:

1. As collateral for complying with the terms of an "approved enterprise" status granted to J.T.P. under the Law for the Encouragement of Capital Investments, 1959 and the Law of the Authority for the Development of Jerusalem, 1989 (see Note 9c), J.T.P. placed an unlimited floating charge in favor of the State of Israel on all its assets.

2. As collateral for its liabilities to banks, J.T.P. placed a senior in priority mortgage on its real estate properties and unlimited senior in priority fixed charges on the contractual rights to receive money and assignment by way of liens from all tenants.

d. Rassco:

1. Rassco and its subsidiaries liabilities are collateralized by unlimited fixed charges on all assets and the rights thereto. As of December 31, 1999, total liabilities collateralized by charges amount adjusted NIS 191 million. In addition, as of December 31, 1999, Rassco's group companies provided bank guarantees secured by charges in the amount of adjusted NIS 117 million (see 2b below).

2. Rassco Group has contracts with banks for receiving bank support for various projects, as follows:

a) Bridge financing:

The contracts require Rassco to pledge all its rights to the project in favor of the bank, to present to the bank the contracts with subcontractors and trade payables, to pledge in favor of the bank accounts in regard to the project and to receive the bank's approval for withdrawals from these accounts. As of December 31, 1999, deposits and bank balances in the amount of adjusted NIS 1 million have been pledged.

b) Guarantees in favor of apartment buyers pursuant to the Law of Sale (Apartments) (Guarantees for the Investment of Apartment Buyers), 1975:

As of December 31, 1999, the guarantees amount NIS 117 million.

e. Har Hachozvim:

1. As collateral for complying with the terms of an "approved enterprise" status granted under the Law for the Encouragement of Capital Investments, 1959 (see Note 9d), Har Hachozvim placed an unlimited floating charge in favor of the State of Israel on all its assets.

2. As collateral for its liabilities to banks (including for guarantee of NIS 1,622 thousand which was granted by the bank in favor of the Investment Center as collateral for complying with the terms of the approval), Har Hachozvim placed a senior in priority mortgage on its real estate property and unlimited senior in priority fixed and floating charges on the contractual rights to receive money and assignment by way of liens from all tenants.

NOTE 28:- LINKAGE TERMS OF MONETARY BALANCES

a. Consolidated:

	December 31, 1999				December 31, 1999			
	Linked to the Israeli CPI	In or linked to foreign currency	Unlinked	Total	Linked to the Israeli CPI	In or linked to foreign currency	Unlinked	Total
	Adjusted NIS in thousands							
ASSETS								
Cash and cash equivalents	3,296	-	2,446	5,742	-	11	5,973	5,984
Short-term bank deposits	-	621	2,053	2,674	-	635	4,521	5,156
Short-term investments and loans	-	-	-	-	-	-	2,114	2,114
Trade receivables	11,038	-	-	11,038	9,144	-	-	9,144
Other accounts receivable	95,248	296	1,248	96,792	11,732	-	331	12,063
Other investments	241	-	-	241	470	-	-	470
	109,823	917	5,747	116,487	21,346	646	12,939	34,931
LIABILITIES								
Short-term credit from banks and others	-	-	10,687	10,687	-	-	8,031	8,031
Short-term loans	33,262	15,389	85,930	134,581	3,174	-	36,872	40,046
Current maturities of long-term loans and debentures	132,940	30,183	-	163,123	172,814	1,120	-	173,934
Advance payments and deposits from tenants and property buyers	-	2,157	7,309	9,466	7,130	1,120	-	8,250
Subcontractors and trade payables	-	-	20,241	20,241	-	-	19,707	19,707
Other accounts payable	43,462	56	17,602	61,120	29,023	65	12,840	41,928
Long-term liabilities	291,838	30,183	-	322,021	355,467	28,882	-	384,349
	501,502	77,968	141,769	721,239	567,608	31,187	77,450	676,245

b. The Company:

	December 31, 1999				December 31, 1999			
	Linked to the Israeli CPI	In or linked to foreign currency	Unlinked	Total	Linked to the Israeli CPI	In or linked to foreign currency	Unlinked	Total
	Adjusted NIS in thousands							
ASSETS								
Cash and cash equivalents	-	-	14	14	-	-	3	3
Short-term bank deposits	-	621	-	621	-	636	-	636
Short-term investments and loans	-	-	-	-	-	-	2,114	2,114
Trade receivables	158	-	-	158	163	-	-	163
Other accounts receivable	44,216	-	291	44,507	3,690	-	54	3,744
Loans and capital notes to subsidiaries	111,161	-	120,164	231,325	98,171	-	154,759	252,930
	155,535	621	120,469	276,625	102,024	636	156,930	259,590
LIABILITIES								
Short-term credit from banks and short-term loans	-	15,389	30,500	45,889	-	-	9,627	9,627
Current maturities of loans and debentures	46,815	12,550	-	59,365	84,480	-	-	84,480
Advance payments and deposits from tenants and property buyers	239	-	-	239	277	-	-	277
Subcontractors and trade payables	-	-	63	63	-	-	248	248
Other accounts payable	1,712	46	1,217	2,975	2,118	44	1,030	3,192
Long-term liabilities	184,233	-	29,755	213,988	196,471	12,830	1,779	211,080
	232,999	27,985	61,535	322,519	283,346	12,874	12,684	308,904

NOTE 29:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF INCOME

a. Consolidated:

	Year ended December 31,		
	1999	1998	1997
	Adjusted NIS in thousands		
1. Revenues:			
Rental fees and other revenues from properties for leasing	62,672	61,588	59,219
Sale of land, apartments and properties (1)	220,118	102,983	112,201
Operating a parking lot	2,507	2,945	3,107
Operating a home for the elderly	13,223	11,348	10,751
	298,520	178,864	185,278
(1) Sale of land, apartments and properties:			
Sale of apartments for dwelling	140,515	97,384	104,192
Sale of space for industry and commerce	29,358	3,877	3,602
Other	50,245	1,722	4,407
	220,118	102,983	112,201
2. Cost of revenues:			
Maintenance of properties for leasing	23,103	19,755	18,431
Cost of sale of land, apartments and properties (2)	160,883	76,438	81,447
Operating a parking lot	1,580	1,627	1,542
Operating a home for the elderly	10,068	9,901	9,202
	195,634	107,721	110,622

	Year ended December 31,		
	1999	1998	1997
	Adjusted NIS in thousands		
(2) Cost of sale of land, apartments and properties:			
Cost of land and apartments sold	48,854	20,580	10,949
Building material consumed	19,665	8,495	10,765
Labor costs and related expenses	12,973	8,480	9,693
Subcontractors	65,748	29,885	38,818
Increase in inventories of buildings for sale	(9,530)	(10,278)	(11,427)
Provision for loss	-	1,723	1,431
Amortization of attributed initial difference	2,495	1,084	3,705
Other expenses (including depreciation)	20,678	16,469	17,513
	160,883	76,438	81,447
3. Selling, general and administrative expenses:			
Salaries and related benefits	9,650	(* 11,142	(* 11,914
Directors' fees and related expenses	272	(* 425	(* 374
Depreciation	741	726	748
Decrease (increase) in allowance for doubtful accounts and bad debts, net	(47)	124	132
Other general and administrative expenses	10,336	(* 10,142	9,880
Selling and advertising expenses	233	(* 338	577
	21,185	22,897	23,625
Net of direct costs capitalized to buildings under construction	230	192	320

*) Reclassified.

	Year ended December 31,		
	1999	1998	1997
	Adjusted NIS in thousands		
4. Financial expenses, net:			
Expenses:			
Financial expenses in respect of long-term loans (1)	21,195	20,689	13,561
Financial expenses in respect of short-term loans	13,146	7,034	8,802
Financial expenses in respect of debentures	3,247	2,811	7,264
Amortization of deferred charges	672	952	1,267
Other	861	1,870	1,550
	39,121	33,356	32,444
Income:			
Interest on short-term deposits net of erosion	349	642	407
Financial income on loans granted	30	37	289
Debt adjustment of receivable for shares	836	712	919
Other	95	233	61
	1,310	1,624	1,676
	37,811	31,732	30,768
(1) Net of financial expenses capitalized to buildings under construction	2,880	3,713	3,564
5. Other income (expenses), net:			
Gain on marketable securities	1,527	996	2,984
Gain on sale of investments in properties, net	4,376	2,220	2,201
Income (expenses) in respect of prior years	-	(1,160)	(1) 1,351
Other income (expenses)	588	741	(195)
	6,491	2,797	6,341

(1) In 1997, a subsidiary realized income of NIS 1,351 thousand in respect of prior years from concluding a legal procedure according to which the subsidiary was compensated for breach of agreement by a third party.

b. The Company:

	Year ended December 31, 1999	1998	1997
	Adjusted NIS in thousands		
1. Revenues:			
Rental fees and other revenues from properties for leasing	4,958	5,437	5,870
Management fees from subsidiaries	4,505	4,343	4,390
	9,463	9,780	10,260
2. Cost of revenues:			
Maintenance of properties for leasing	537	561	639
Depreciation	680	507	570
Other	22	7	40
	1,239	1,075	1,249
3. Selling, general and administrative expenses:			
Salaries and related benefits	3,023	2,947	2,848
Directors' fees and related expenses	203	312	312
Depreciation	129	114	186
Increase in allowance for doubtful accounts and bad debts	-	19	2
Other general and administrative expenses	2,212	2,211	2,282
Selling and advertising expenses	97	70	55
	5,664	5,673	5,685

	Year ended December 31,		
	1999	1998	1997
	Adjusted NIS in thousands		
4. Financial expenses, net:			
Expenses:			
Financial expenses in respect of loans	10,244	7,706	3,175
Financial expenses in respect of debentures	3,247	2,972	7,828
Amortization of deferred charges	614	881	1,363
Erosion of short-term deposits net of interest to Income Tax Authority	-	188	15
Other	160	282	191
	14,265	12,029	12,572
Income:			
Interest on short-term deposits net and advance payments to the Income Tax Authority net of erosion	266	80	33
Interest from subsidiaries, net	6,371	5,824	6,588
Other	54	41	86
	6,691	5,945	6,707
	7,574	6,084	5,865
5. Other income, net:			
Gain on marketable shares	961	380	-
Gain (loss) on sale of investments in properties, net	1,518	2,118	(25)
Gain on sale of investee	2,809	-	-
Dividend on sale of properties (1)	-	-	2,689
Other income	-	538	-
	5,288	3,036	2,664

(1) A company of the Group, the investment in which was presented according to the cost of a property it owns, sold the property. The gain in respect of the property was received as dividend and recorded as income.

NOTE 30:- TAXES ON INCOME

a. Taxes on income:

	Year ended December 31,		
	1999	1998	1997
	Adjusted NIS in thousands		
1. Consolidated:			
Current taxes	18,434	4,701	11,804
Deferred taxes	(911)	1,468	(4,575)
Taxes in respect of prior years	(13)	348	266
Erosion of advance payments	31	125	52
	17,541	6,642	7,547
2. The Company:			
Current taxes	491	104	-
Deferred taxes	(221)	479	(419)
Deferred taxes in respect of prior years	(1,013)	-	-
Taxes in respect of prior years	(315)	-	230
Erosion of advance payments	1	3	15
	(1,057)	586	(174)

b. Tax laws:

1. Taxation under inflation:

In accordance with the Income Tax (Inflationary Adjustments) Law, 1985, the results for tax purposes are measured in real terms, based on the changes in the Israeli CPI. The provisions of this Law apply to the Group companies. Following are details of carryforward tax losses and losses from securities, as of December 31, 1999:

	Consolidated	The Company
	December 31, 1999	
	Adjusted NIS in millions	
Carryforward tax losses (1)	121.4	1.5
Real difference carried forward in respect of securities	14.1	3.5

(1) Consolidated - including NIS 100 million in respect of Rassco's subsidiary.

2. The Law for the Encouragement of Capital Investments, 1959, and the Law of the Authority for the Development of Jerusalem, 1989:

a) J.T.P. and Har Hachozvim:

Under the above laws, J.T.P. and Har Hachozvim are entitled to various tax benefits by virtue of their "approved enterprise" status, as follows:

1) Accelerated depreciation:

During the first five years from the commencement of the use of buildings for lease, which were constructed within the framework of the approved plan, J.T.P. and Har Hachozvim are entitled to claim depreciation at annual rate of 16% of the cost of the investment in the buildings and 20% of the cost of the investment in the industrial systems of the buildings.

2) Reduced tax rates:

The taxable income attributed to the approved investment is subject to a reduced corporate tax rate not to exceed 25% of this income.

The reduced tax rate is applicable to income derived from the approved investment during a period of seven years commencing with the year the companies first realize taxable income on same investment, limited to the earlier of twelve years from the commencement of operations or fourteen years from the date of the approval.

3) Dividend:

A dividend paid out of taxable income attributed to the approved investment is subject to income tax of 15%. Dividend paid out of other taxable income to an individual shareholder is subject to income tax of 25%.

J.T.P. Board of Directors resolved that accumulated earnings as of December 31, 1999 are designated to finance the investment plan of J.T.P. and bonus shares will be issued in respect of such earnings. Accordingly, J.T.P. did not provide for additional taxes should these earnings be distributed as dividend.

c. Deferred taxes:

Deferred tax balances are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

1. Following are details of the components of deferred taxes, as grouped in the balance sheet:

	Consolidated		The Company	
	December 31,		December 31,	
	1999	1998	1999	1998
	Adjusted NIS in thousands			
Tax benefit receivable (among current assets)	7,753	2,972	1,478	244
Liabilities in respect of deferred taxes, net (among long-term liabilities)	(12,113)	(8,243)	-	-
	(4,360)	(5,271)	1,478	244

2. Composition of deferred taxes:

	Consolidated						The Company
	Employee rights	Buildings under construction and inventories of buildings	Land and land rights	Losses and deduction for inflation carried forward	Properties for leasing under construction, net	*Total*	*Total*
	Adjusted NIS in thousands						
Balance at January 1, 1999	952	(588)	(4,126)	5,464	(6,973)	(5,271)	244
Amounts charged to statement of income	(371)	3,835	(1,031)	1,168	(2,690)	911	1,234
Balance at December 31, 1999	581	3,247	(5,157)	6,632	(9,663)	(4,360)	1,478

3. The balance of tax losses and deduction for inflation carried forward to future years for which no deferred taxes were recorded as of December 31, 1999 amounts NIS 103 million in the consolidated balance sheet, as follows:

	Adjusted NIS in million
Isras subsidiaries (excluding Rassco)	3
Rassco's subsidiary	100
Total	103

d. Depreciation of buildings for tax purposes:

Following is an adjustment for depreciation of buildings which will not be recognized for tax purposes and in respect of which deferred taxes need not to be provided:

	Consolidated		The Company	
	December 31,		December 31,	
	1999	1998	1999	1998
	Adjusted NIS in thousands			
Balance at the beginning of the year	27,150	30,088	8,248	10,540
Change during the year	(1,803)	(2,938)	(384)	(2,292)
Balance at the end of the year	25,347	27,150	7,864	8,248

e. Tax assessments:

1. The Company received final tax assessments through 1995. The subsidiaries (excluding J.T.P. which was acquired in 1993) have received final tax assessments or assessments considered as final for 1992 - 1996.

2. a. Rassco received final tax assessments through 1997. One subsidiary of Rassco received final tax assessments through 1996. The remaining subsidiaries of Rassco have received assessments considered as final through 1994.

   b. Fines of NIS 3.4 million might be imposed on a subsidiary of Rassco in respect of outstanding debt balances from prior years to the Tax Authorities. Rassco management is of the opinion, based on the opinion of its legal counsel, that those fines will be revoked upon achieving a payment settlement and, therefore, no provision in respect thereof was included in the financial statements.

3. A jointly controlled entity has not received final tax assessments since its establishment.

4. During the reported year, the Tax Authorities issued to a subsidiary assessments for the years 1995 and 1996. The Company provided in its accounts a provision, which, in its opinion, covers adequately the liability. An amount of NIS 877 thousand (including interest and linkage differences) was not provided for in the subsidiary's books.

These assessments relate mainly to a tax liability that allegedly arose from a subsidiary's holdings in another subsidiary.

The subsidiary filed an appeal with the District Court.

The Company's management and its professional advisors are of the opinion that the chances that the subsidiary wins its appeal are good and, therefore, no provision in respect thereof was included in the financial statements.

f. Theoretical tax:

The difference between the theoretical tax expense computed on the income before taxes and the tax expense (tax benefit) included in the statements of income is explained as follows:

	Consolidated			The Company		
	Year ended December 31,			Year ended December 31,		
	1999	1998	1997	1999	1998	1997
	Adjusted NIS in thousands					
Income before taxes on income	50,381	19,311	26,604	274	(16)	125
Tax rate	36%	36%	36%	36%	36%	36%
Tax expense (tax benefit)	18,137	6,952	9,577	99	(6)	45
Depreciation difference of buildings and motor vehicles	(337)	(98)	(42)	89	100	131
Income subject to different tax rate	(1,139)	(1,162)	(979)	-	-	-
Gain (losses) on sale of investments in properties subject to different tax rate	1,213	220	(1,991)	67	341	(959)
Disallowable expenses and inflationary differences	937	540	497	15	59	276
Utilization of carryforward tax losses in respect of which deferred taxes were not provided	(1,432)	(907)	(746)	-	-	-
Losses for which deferred taxes were not provided	144	624	913	-	89	88
Taxes in respect of prior years	(13)	348	266	(1,328)	-	230
Erosion of advance payments	31	125	52	1	3	15
Taxes on income (tax benefit)	17,541	6,642	7,547	(1,057)	586	(174)
Effective tax rate	35%	34%	28%	-	-	-

NOTE 31:- TRANSACTIONS WITH RELATED PARTIES

a. Consolidated:

	Year ended December 31,		
	1999	1998	1997
	Adjusted NIS in thousands		
1. Revenues:			
Rental fees and other revenues from an affiliate and from related companies (c. and d. below)	2,021	2,010	1,901
2. General and administrative expenses:			
Salaries, related expenses and management fees to the executive chairman of the Board of Directors, who serves as general business manager and to the Company's general manager (2 managers)	2,719	2,580	2,705
Directors' fees (10 directors) (prior years - 9 directors)	316	316	261
3. Interest income from the parent company	-	-	57

4. In 1989, the Company signed a three-year employment contract, commencing May 11, 1989, with its executive chairman of the Board of Directors, who is the general business manager. This period will be renewed automatically for an unlimited duration, unless one of the parties notifies, six months in advance, of his desire to discontinue the contract. Should the Company notify its chairman of the termination of this contract, he would be entitled to receive compensation equivalent to 18 months salary.

5. In 1994, the Board of Directors and the General Meeting of Rassco approved payment of management fees to a company owned by the chairman of the Board of Directors (who also serves as chairman of the Board of Directors of Isras), over three years, in the amount of NIS 106 thousand per quarter, linked to the Israeli CPI of October 1994.

In 1997, the Board of Directors and the General Meeting of Rassco approved the extension of this agreement for a one year term. The agreement will be renewed automatically for successive one-year terms and can be terminated upon an advance notice of 45 days. The agreement is in effect providing that the chairman of the Board of Directors is also the owner of the Company.

b. The Company:

	Year ended December 31,		
	1999	1998	1997
	Adjusted NIS in thousands		
1. Revenues:			
Rental fees and other revenues from an affiliate and from related companies (d. below)	106	125	120
Management fees from subsidiaries	4,505	4,343	4,390
2. General and administrative expenses:			
Salaries, related expenses and management fees to the executive chairman of the Board of Directors, who serves as general business manager and to the Company's general manager (2 managers)	2,095	1,970	2,083
Directors' fees (6 directors) (prior years - 5 directors)	247	203	199
Participation in subsidiary expenses	459	460	537
Net interest income from subsidiaries and the parent company	6,371	5,824	6,645

c. Commencing January 1991, the Company leases to a related company a warehouse in a built area of some 8,800 sq. m. and land of some 24 dunam. The monthly rental fees were determined at adjusted NIS 141 thousand.

d. Commencing July 1989, the Company subleases to the parent company space within its office premises. The monthly rental fees, including office services, were determined at adjusted NIS 5 thousand.

e. In October 1996, a subsidiary sold to the chairman of the Board of Directors and the general business manager as a reward and incentive for his activity 340,000 shares of NIS 1 nominal value each and 12,000 shares of NIS 5 nominal value each in consideration for adjusted NIS 21,901 thousand, which is equivalent to the market value of those shares at the date of grant. The consideration, with the addition of linkage differences to the Israeli CPI, will be paid by 31.12.2001 and the transfer of shares will be made concurrently with the payments.

Following an amendment to the Tax Ordinance which relates to a controlling party debt, the Board has resolved to modify the original agreement according to which the loan is linked and not bearing interest and charge the controlling party with an annual interest of 2% on the outstanding debts to the Company, in effect from March 1, 1997. Accordingly, the gross shareholders' equity of the Company, as of December 31, 1997, increased by NIS 1,837 thousand.

The Company presents the debt in accordance with the Israeli Securities Regulations (Presentation of Transactions Between a Corporation and a Controlling Party Therein in the Financial Statements), 1996. According to the regulations, the debt is presented at current value, based on the effective interest rate, which was determined by the interest rate on similar loans granted by the Company and/or received by the Company.

As of December 31, 1999, the outstanding balance of the debt is NIS 22,282 thousand (1998 - NIS 21,446 thousand). In 1999, the Company recorded income of adjusted NIS 836 thousand (1998 - adjusted NIS 712 thousand) in respect of debt adjustment.

NOTE 32:- BUSINESS SEGMENTS

The Group operates in the following business segments: development and operating real estate properties ("profit bearing assets"), operating a home for the elderly ("home for the elderly") and initiation, development and sale of projects for construction and housing ("construction and housing").

Data by business segments:

	Year ended December 31, 1999			
	Profit bearing assets	Home for the elderly	Construction and housing	Total
	Adjusted NIS in thousands			
Revenues from external parties	65,179	13,223	220,118	298,520
Operating income	58,010	1,448	22,243	81,701
Financial expenses, net	19,929	139	17,743	37,811
Income before taxes on income and before other income (expenses)	38,081	1,309	4,500	43,890

	Year ended December 31, 1998			
	Profit bearing assets	Home for the elderly	Construction and housing	Total
	Adjusted NIS in thousands			
Revenues from external parties	64,533	11,348	102,983	178,864
Operating income	32,952	1,447	13,847	48,246
Financial expenses, net	16,393	162	15,177	31,732
Income before taxes on income and before other income (expenses)	16,559	1,285	(1,330)	16,514

	Year ended December 31, 1997			
	Profit bearing assets	Home for the elderly	Construction and housing	Total
	Adjusted NIS in thousands			
Revenues from external parties	62,326	10,751	112,201	185,278
Operating income	29,853	256	20,922	51,031
Financial expenses, net	17,302	503	12,963	30,768
Income (loss) before taxes on income and before other income (expenses)	12,550	(246)	7,959	20,263

	December 31, 1999				
	Profit bearing assets	Home for the elderly	Construction and housing	Adjustments	Total
	Adjusted NIS in thousands				
Additional information:					
Segment assets	731,052	34,843	334,665	(383)	1,100,177
Segment liabilities	54,920	3,681	54,792	-	113,393
Capital investments	73,049	594	610	-	74,253
Depreciation and amortization	17,493	1,270	981	-	19,744

	December 31, 1998				
	Profit bearing assets	Home for the elderly	Construction and housing	Adjustments	Total
	Adjusted NIS in thousands				
Additional information:					
Segment assets	740,387	35,894	248,330	(496)	1,024,115
Segment liabilities	27,284	2,688	60,306	-	90,278
Capital investments	85,264	3,405	795	-	89,464
Depreciation and amortization	15,024	1,287	955	-	17,266

	December 31, 1997				
	Profit bearing assets	Home for the elderly	Construction and housing	Adjustments	Total
	Adjusted NIS in thousands				
Additional information:					
Segment assets	585,905	32,911	355,075	(383)	973,508
Segment liabilities	27,064	2,275	66,990	-	96,329
Capital investments	76,820	706	789	-	78,315
Depreciation and amortization	13,013	1,233	4,894	-	19,140

NOTE 33:- EARNINGS PER SHARE

a. Below are data regarding the number of shares and the income used in the computation of net earnings per share:

	Year ended December 31,					
	1999		1998		1997	
	Weighted number of shares	Net income Adjusted NIS	Weighted number of shares *)	Net income Adjusted NIS	Weighted number of shares *)	Net income Adjusted NIS
	In thousands					
Number of shares and basic earnings	4,749	31,133	4,749	11,177	4,733	15,414
Less - shares held by subsidiaries	(953)	-	(953)	-	(825)	-
Number of shares and basic earnings	3,796	31,133	3,796	11,177	3,908	15,414

b. Examination of the probability of conversion of debentures (series A) in 1997 was computed based on the interest rate of 4%.

c. As of December 31, 1997, the diluted earnings per share is not significantly different from the basic earnings per share.

*) Adjusted retroactively, see Note 25c.

NOTE 34:- A SUMMARY OF THE FINANCIAL STATEMENTS IN NOMINAL VALUES

a. Balance sheets - the Company:

	December 31, 1999	December 31, 1998
	NIS in thousands	
ASSETS		
Current assets	45,373	6,589
Properties for leasing, net	6,401	590
Properties for leasing under construction, net	-	5,688
Land, land rights and orchards	149	136
Investments in investees	337,961	289,930
Fixed assets, net	389	508
Deferred charges, net	440	730
	390,713	304,171
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities	108,531	96,528
Long-term liabilities	213,988	208,282
	322,519	304,810
Shareholders' equity (deficiency)	68,194	(639)
	390,713	304,171

b. Statements of operations - the Company:

	Year ended December 31,		
	1999	1998	1997
	NIS in thousands		
Revenues	9,396	9,384	9,155
Cost of revenues	773	573	639
Gross profit	8,623	8,811	8,516
Selling, general and administrative expenses	5,576	5,376	5,040
Operating income	3,047	3,435	3,476
Financial expenses, net	9,422	19,933	11,725
	(6,375)	(16,498)	(8,249)
Other income, net	23,117	5,076	3,233
Income (loss) before taxes on income	16,742	(11,422)	(5,016)
Taxes on income	167	759	(189)
Income (loss) after taxes on income	16,575	(12,181)	(4,827)
Equity in earnings (losses) of investees, net	53,573	(26)	1,086
Net income (loss) for the year	70,148	(12,207)	(3,741)

c. Statements of changes in shareholders' equity:

	Share capital	Additional paid-in capital	Retained earnings (deficit)	Company shares held by subsidiaries	Receivable for shares	Total
	NIS in thousands					
Balance at January 1, 1997	4,253	73,993	(4,853)	(31,426)	(18,395)	23,572
Sale of Company shares by subsidiary	-	55	-	72	-	127
Acquisition of Company shares by subsidiary	-	-	-	(6,009)	-	(6,009)
Acquisition of debentures (series A) by subsidiary	-	310	-	-	-	310
Conversion of debentures (series A) by subsidiary	58	5,419	-	(5,477)	-	-
Debt adjustment	-	-	-	-	(1,833)	(1,833)
Loss for the year	-	-	(3,741)	-	-	(3,741)
Balance at December 31, 1997	4,311	79,777	(8,594)	(42,840)	(20,228)	12,426
Conversion of debentures (series A) by subsidiary	15	1,446	-	(1,461)	-	-
Acquisition of debentures (series A) by subsidiary	-	72	-	-	-	72
Conversion of debentures (series A) by external parties	-	4	-	-	-	4
Debt adjustment	-	-	-	-	(934)	(934)
Loss for the year	-	-	(12,207)	-	-	(12,207)
Balance at December 31, 1998	4,326	81,299	(20,801)	(44,301)	(21,162)	(639)
Issuance of bonus shares net of expenses related to capital consolidation	423	(618)	-	-	-	(195)
Debt adjustment	-	-	-	-	(1,120)	(1,120)
Net income for the year	-	-	70,148	-	-	70,148
Balance at December 31, 1998	4,749	80,681	49,347	(44,301)	(22,282)	68,194

LIST OF SUBSIDIARIES

Companies whose accounts are included within the consolidated financial statements:

a. Isras Investment Company Ltd.:

1. Companies whose accounts are fully consolidated in the financial statements:

	Holding rate
Dirot Am Ltd.	100%
Isras (Mivnei Ta'assiyah) Ltd.	100%
Sadir (Nadlan) Ltd.	100%
Bnei Michal (Reserves) Ltd.	100%
Isras (Properties and Development) Ltd.	100%
Neve Aviv Club (Kfar Shmaryahu) Ltd.	100%
Isras (Management and Holdings) Ltd.	100%
Bnei Yonatan - Security Holdings Ltd. (inactive)	100%
International Hotel Corporation Ltd. (inactive)	100%
Helkat Nof Ltd. (inactive) - (subsidiary of International Hotel Corporation Ltd.)	100%
J.T.P. - The Jerusalem Technological Park Ltd.	74%
"Rassco" Rural and Suburban Settlement Co. Ltd. (b)	100%
Park Meir Management Company Ltd. (1)	100%

2. Jointly controlled entities whose accounts are consolidated using the proportionate consolidation method:

Har Hachozvim Properties Ltd.	50%
Is-Paz Properties Ltd. (2)	50%

(1) A 100% owned subsidiary of Har Hachozvim Properties Ltd. which was acquired in January 1999.

(2) Sold in December 1999.

b. "Rassco" Rural and Suburban Settlement Co. Ltd.:

	Holding rate
Mabat - Bniya Ltd.	100%
Realko (Investment in Real Estate) Ltd.	100%
Otzar Investment Company Ltd. (inactive)	100%
B.B.R. - Israel Ltd.	100%
Restrom Ltd.	100%
Rassco Management and Development Ltd.	100%
Ein Sara Ltd. (a company whose sole activity is holding land)	100%
The Company for the Development of Jerusalem Ltd. (a company whose sole activity is holding land)	100%
N.D.I. Management of Houses Ltd. (1)	50%
Kudes Management and Development Services Ltd. (inactive)	100%
Shvavit Ltd. (inactive)	100%
Rassco Builders (Overseas) Ltd. (inactive)	100%
Rassco Industrial Buildings (1976) Ltd. (inactive)	100%
Rassco Financial Corporation, U.S.A. (inactive)	100%
Rassco Corp. Ltd. Zurich, Switzerland (inactive)	100%
Dafna International Tours (1981) Ltd. (inactive)	100%

(1) The rate of control is 60%.

F:\LANIR\1724\M\99\Ec12.doc

PERIODIC REPORT

Name of company:		**Isras Investment Company Ltd.**
Registrar of Companies	Company number:	520017807
Securities Authority	Company number:	613
Address:		27 Hamered St., Tel-Aviv
Telephone number:		03-510-3651
Facsimile number:		03-510-3667
Date of balance sheet:		December 31, 1999
Date of statement:		March 15, 2000
Statement period:		January 1, 1999 to December 31, 1999

Article 9: Financial statements

The audited financial statements for the year ended on December 31, 1999, which include the opinion of the auditor, are attached to this periodic report and constitute an integral part of it.

Article 10: The Board of Directors report on the state of affairs of the Company

The Board of Directors report on the state of affairs of the Company for the reported period is attached to this periodic report and constitutes an integral part of it.

Article 10A: Abstract of quarterly profit and loss statements

An abstract of the quarterly profit and loss statements is stated in paragraph D of the Board of Directors report attached to this periodic report.

C: Use of proceeds from securities in relation to the apportionment of the proceeds according to the prospectus

None.

Article 11: List of investments in subsidiaries and related companies as of the balance sheet date

Name of company	Type of share (ordinary)	Number of shares	Total par value	Cost	Equity value	Balance of loans at 31.12.99	Total investments (1)	Rate of holdings in security capital (2)
				Adjusted NIS in thousands				%
Dirot Am Ltd.	NIS 0.0001 NIS 0.0005	100,010 634,758	10,001 317,379	28,290	31,477	17	31,494	100
Neve Aviv Club (Kfar Shmaryahu Ltd.)	(a) NIS 0.06 (b) NIS 0.0075	5,170 1,500	310,200 11,250	9,986	19,103	8,690	17,793	100
Isras (Mivnei Ta'assiyah) Ltd.	NIS 0.001	220,000,000	220,000	42,659	77,683	37,911	115,594	100
Sadir (Nadlan) Ltd.	(a) NIS 0.00001 (b) NIS 0.0001	111 9,683,363	0.001 968,336	8,955	19,698	11,861	31,559	100
Bnei Michal (Atidot) Ltd.	NIS 0.0001	2	0.0002	46,444	60,898	145,945	206,846	100
Isras (Management & Holdings) Ltd.	NIS 0.0001	90	0.009	654	(3,268)	6,359	3,091	100
International Hotel Corporation Ltd.	NIS 0.0001	30	0.003	52,070	58,215	-	58,215	100
Isras (Properties and Development) Ltd.	NIS 0.0001	1,001	0.1	-	(1,005)	14,659	13,654	100
Helkat Nof Ltd.	NIS 0.001	19,685,000	19,685	8,294	20,443	5,158	35,661	100
J.T.P. - The Jerusalem Technological Park Ltd.	NIS 1	35,520,000	35,520,000	67,490	87,646	24	87,670	74
Bnei Yonatan - Security Holdings Ltd.	NIS 1	100	100	(3,942)	(**(101,378)	658	(**(100,720)	100
"Rassco" Rural and Suburban Settlement Co. Ltd. (***) TSE No. 614073	NIS 1	45,963	4,596,300	59,554	65,725	-	65,226	99.64
Har Hachozvim Properties Ltd.	NIS 1	10,402,850	10,402,850	8,601	11,601	-	11,601	50
				332,178	356,339	231,325	587,664	

*) None of the shares are traded on the TSE.
**) Net of Company shares held by subsidiary valued at adjusted NIS 77,131 thousand and net of receivable for shares in the amount of adjusted NIS 22,282 thousand.
(1) Investments in subsidiaries and related companies.
(2) In security, capital, voting rights, and rights to appoint directors.

Article 12: Changes in investments in subsidiaries and related companies for the reported period

Date of change	Nature of change	Name of company	TSE number	Type of share	Total par value	Nominal cost	Adjusted cost
						NIS thousands	Adjusted NIS thousands
January - December 1999	Investment in subsidiary	"Rassco" Rural and Suburban Settlement Co. Ltd.	-	NIS 100 ordinary	201,499	2,812	2,865
January - December 1999	Investment in subsidiary	Har Hachozvim Properties Ltd.	-	NIS 1 ordinary	3,500,000	3,150	3,300

Article 13: Revenues of subsidiaries and related companies and corporate revenues as of balance sheet date

Name of company	Income (loss) before taxes	Income (loss) after taxes	Dividend	From subsidiaries and related companies: Management fees	From subsidiaries and related companies: Interest income (expenses)
			Adjusted NIS in thousands		
Dirot Am Ltd.			-	625	(734)
Neve Aviv Club (Kfar Shmaryahu) Ltd.			-	240	179
Isras (Mivnei Ta'assiyah) Ltd.			-	1,977	2,399
Sadir (Nadlan) Ltd.			-	280	67
Bnei Michal (Atidot) Ltd.			-	1,225	2,876
Isras (Management and Holdings) Ltd.			-	17	283
International Hotel Corporation Ltd.			-	-	-
Isras (Properties and Development) Ltd.			-	113	963
Helkat Nof Ltd.			-	-	338
J.T.P.- The Jerusalem Technological Park Ltd.			-	-	-
Bnei Yonatan - Security Holdings Ltd.			-	-	-
"Rassco" Rural and Suburban Settlement Co. Ltd.			-	-	-
Is-Paz Properties Ltd. *)			-	-	-
Har Hachozvim Properties Ltd.			-	48	2
			-	4,505	6,371

*) The company was sold in December 1999, refer to section a.3. in the Board of Directors report.

icle 14: List of the groups of granted loan balances as of balance sheet date, if granting loans was one of the Company's principal business activities

None.

Article 15: List of events of significant impact on the company, its profitability, assets, and liabilities

1. Completing the purchase of the full control over Rassco, refer to section a.6. in the Board of Directors report.
2. Equate rights to the Company's shares, refer to section E in the Board of Directors report.
3. Sale of Nofei Yam area (Yadlin House), refer to section a.3. in the Board of Directors report.
4. Commitment for the purchase of YMCA Project, Jerusalem, refer to section F in the Board of Directors report.

icle 16: Changes in authorized, issued and paid up share capital and the proceeds received (Number in TSE 613075)

Equate rights to the Company's shares, refer to section E in the Board of Directors report.

11/99 - conversion of 349,828 shares of NIS 5 par value into 1,749,140 shares of NIS 1 par value.

11/99 - issuance of bonus shares.

Article 17: Allotment and obligation for allotment of securities without full consideration in cash

Refer to Article 16 above.

Article 18: Granting rights for acquiring shares and the expiration date of the rights

None.

Article 19: Receipts on account of shares not yet allotted

None.

icle 20: Trade on the stock exchange - securities that were registered for trading - dates and reasons for halt in trade

Securities that were registered for trading - refer to Article 16 above.

Halt in trade in Isras shares of NIS 5 - refer to Article 16 above.

In Isras shares of NIS 1 there was no halt in trade, except for the publication of financial statements.

icle 21:- Payments to senior officers

Following are details of the salaries and benefits paid to the four highest ranked seniors of the Company

For year ended December 31, 1999 (adjusted to NIS of December 1999)

		Total
First	Chairman of the Board of Directors and Chief Executive Officer	(* 2,192
Second	General Manger	598
Third	Comptroller	414
Fourth	Finance officer	408

*) Includes NIS 624 thousand in respect of management fees received from subsidiary. As for commitments of the chairman of the Board of Directors, the Company and the subsidiary, see Note 31 to the financial statements.

icle 22: Wages and benefits

Salaries to the executive chairman of the Board of Directors who is the chief executive officer, as well as salaries of the Company's general manager, the directors and unexceptional expenses (total of 8 individuals) - NIS 2,993 thousand.

icle 23: **Enumeration of the nature of every interest held at present or in the past by related parties in a transaction to which the Company, or a subsidiary, or a related company is a party (except for transactions carried out in the ordinary course of business)**

See Note 31 to the financial statements.

24: Shares and convertible securities held by related party in the company, a subsidiary or related company, proximate to the report date

Name of related party	ID no. / registered company no.	Name of security	TSE no.	Held par value on 13.3.2000	Rate of holding		
					Capital	Voting	Right to appoint directors
						%	
Arad Investment & Industrial Development Ltd. (a)	520025198	ordinary shares of NIS 1	613034	2,600,558	34.77	54.77	54.77
Bnei Michal (Atidot) Ltd. (b)	510360167	ordinary shares of NIS 1	613034	952,876	20.06	20.06	20.06
Eisenberg Shlomo	6553223	ordinary shares of NIS 1	613034	455,760	9.60	9.60	9.60
Bank Hapoalim Ltd. Group	510366008	ordinary shares of NIS 1	613034	375,297	7.91	7.91	7.91

) A public company, traded on the TSE, and controlled by Messrs. Eisenberg, Gesundheit and heirs of the late Mr. Spitzer.
) A subsidiary wholly owned by the Company.

25: Substantive agreements signed by the Company in the period of the report, except for agreements made in the ordinary course of business

None.

Directors of the Company

Name of director	I.D./passport no. / age	Nationality	Address	Membership on Board committees	Main occupation during last 5 years/ education	Year of appointment as director	Serving as director in additional companies
Eisenberg, Shlomo	6553223 / 50	Israeli	27 Hamered Tel-Aviv, Israel	Chairman of the Board of Directors	Company manager / M.A. Mathematics	1989	Subsidiaries of Isras Investments Ltd.; "Rassco" Rural and Suburban Settlement Co. Ltd.; Arad Investment & Industrial Development Ltd. and its subsidiaries; Team Computers & Systems Ltd. and its subsidiaries; T.T.I. Team Telcom International Ltd.; OmniTek-Eichut Ltd. and its subsidiaries; Comtek Ltd.; Pardes Industries Ltd. and its subsidiaries; Dafna Weisman and Lavy Ltd.; various family companies; member of the Board of Governors of Bar-Ilan University
Alon, Yael	50624550/48	Israeli	Massarik 13, Jerusalem, Israel	None	Owner of a financial consulting firm	1998	The Company for Environmental Services Ltd.
Barel, Abraham	3045740 / 73	Israeli	39 Kummyut Tel-Aviv, Israel	Statutory Director Inspection committee	Joint executive chairman of Superpharm (Israel) Ltd.	1999	Bank Atzmaut for Mortgages & Development Ltd.; The First International Bank for Mortages Ltd.; Tirol Co. for Management & Investments Ltd.; Ciryum Co. for Investments & Management Ltd.; Bilu Fund Ltd.; The Organization for the Soldiers (member of the management); Giyur Investments Ltd. (director from the public); Hyper Toy Chain Ltd.
Mayer, Martin	109057 / 77	Israeli	20 Kiryat Moshe Jerusalem, Israel	None	Financial adviser / B.A. Economics	1989	Allied Investments Ltd.; Israel Museum of Islam; Israel Museum (finance committee)

Name of director	I.D./passport no. / age	Nationality	Address	Membership on Board committees	Main occupation during last 5 years/ education	Year of appointment as director	Serving as director in additional companies
Sapir, Harry	7514631 / 65	Israeli	5 Balfour Jerusalem, Israel	None	Financial adviser; jurist	1989	Bareket Jerusalem Buildings Investments Ltd.; J.T.P.-The Jerusalem Technological Park Ltd.; Arad Investment & Industrial Development Ltd.; Team Computers & Systems Ltd.; Israel Museum; Israel Museum Products Ltd.; Ab-Jack Mazal Limited Partnership; Jasmine Productions 1992 Ltd.; YASA Investments Ltd.; Spandex Israel Ltd.; H.T.S. Consultations and Investments Ltd.; Hary Saphir Investment Management Ltd.
Shelah, Yehezkiel	624018 / 64	Israeli	11 Revivim Tel-Aviv, Israel	Inspection committee	Manager of companies; Economist	1986	Tideh Ltd.; Manpower (Israel) Ltd.; MTM Ltd.; Building Storage Ltd.; Tivol 1993 Ltd.; chairman, Regent Investments Ltd.; Hamashbir Hamerkazi; Bank Mizrahi Provident Funds; Yafora-Tabori Ltd.; Pardes Industries Ltd.; chairman, Getto Fighters Holdings Ltd.; Clal Tourism Ltd.; chairman Paz Hen Ltd.; chairman, Shamir Optics Ltd.
Nissan, Yaron	7551595 / 57	Israeli	Shalti Giburim 4, Alkana	candidate for Statutory Director Inspection committee	until 31.8.99 deputy to CEO of Bank Mizrahi, financial consultant	recommended for nomination in the coming general meeting	Bank The Investment Company of Union Mizrahi Bank Ltd.; Adanim Bank Ltd.; Emda - Cor. For Management of Mutual Funds of Bank Mizrahi Ltd.; Cor. for Management of Provident Funds of Union Bank Mizrahi Ltd.; Carmit - Sweet Industries Ltd.; Tom Holdings Ltd.

Additional information

Except for the chairman of the Board of Directors who is paid for his work as CEO of the Company and for his activities as chairman of the Board of Directors, none of the directors is an employee of the Company or of any of its subsidiaries.

Article 26A: Senior officers in the Company

Name	I.D. number	Age	Position	Education	Business experience during last five years
Lerman, Yair	9996661	66	General manager	B.A./Economics; Business Administration	General Manager of the Company
Toker, Ilan	14282099	31	Finance manager	MBA; auditor	Finance manager, auditor
Wisenberg, Yakov	7133226	50	Controller	B.A./Economics; auditor	Company accountant
Bullotin, Lior	51193274	47	Internal auditor	auditor	auditor

Article 27: Company auditor

Kost, Forer and Gabbay
2 Kremenetski, Tel-Aviv

Article 28: Changes in memorandum or articles of association

Change in the capital section, refer to Article 16 above.

Article 29: Recommendations and decisions of directors

1. The decision regarding the consolidation of capital and issuance of bonus shares, refer to Article 16 above.

2. Recommendation to the general meeting to nominate Mr. Yaron Nissan as statutory director.

March 15, 2000
Date

Names of signatories and their positions

Isras Investment Company Ltd.

Shlomo Eisenberg
Chairman of the Board
of Directors and CEO

Yair Lerman
General Manager

F:\LANIR\1724\OTR\99\Etkf12.doc